



COUNT ON CLIFTON



2007 ANNUAL REPORT


CLIFTON
SAVINGS
BANCORP, INC.

FINANCIAL HIGHLIGHTS



NET LOANS RECEIVABLE (In thousands)

2003	2004	2005	2006	2007
$214,219	$249,459	$354,162	$403,682	$418,616

DEPOSITS (In thousands)

2003	2004	2005	2006	2007
$497,495	$537,002	$556,453	$571,962	$567,459

TOTAL EQUITY (In thousands)

2003	2004	2005	2006	2007
$73,020	$199,907	$203,173	$197,748	$184,598

TOTAL ASSETS (In thousands)

2003	2004	2005	2006	2007
$576,055	$742,308	$841,877	$834,880	$805,042



TABLE OF CONTENTS

TO OUR SHAREHOLDERS



We recorded mixed results in the fiscal year ending March 31, 2007. These results reflected the difficulties that all thrifts faced due to the flat yield curve. Simply stated, the opportunities to invest short-term deposited money at higher long-term rates have lessened. This is a direct result of the fact that the Federal Open Market Committee increased short-term rates seventeen times over a two-year period from June 2004 to June 2006, prompting short-term rates to rise faster than long-term rates.

As a result, our earnings per share declined from $0.13 for the year ended March 31, 2006, to $0.09 for the same period in 2007, and net income decreased by 32.6% to $2.47 million. Overall, assets totaled $805.0 million at March 31, 2007, a decrease of 3.6% from March 31, 2006.

On a more positive note, we repurchased approximately 1.5 million shares of Company common stock as part of a program which we initiated in March 2005. We believe this is an effective use of our capital to enhance shareholder value. At March 31, 2007, shareholders' equity totaled $184.6 million, with an average equity-to-assets ratio of 23.5% and a dividend payout ratio of 96.5%.

We have paid thirteen consecutive dividends since becoming public in March of 2004. For the year ended March 31, 2007, we paid cash dividends of $0.20 to shareholders other than Clifton MHC.

In the three years since our Company went public, our stock rose 19.4%, from our initial offering of $10.00 per share on March 4, 2004, to $11.94 on March 30, 2007.

COUNTING ON US

How long the long-term yields will remain uncommonly low is anybody's guess, but you can count on Clifton Savings to employ the same conservative strategies it has used in facing past challenges. We are poised to invest wisely when spreads widen between the long- and short-term rates.

You can count on us not to use investors' money for risky, higher-rate loans. Our constant investment strategy has been to avoid them. In spite of the slowdown in real estate sales regionally as well as nationally, we are pleased to report that our loans actually increased from $403.7 million as of March 31, 2006, to $418.6 million as of March 31, 2007, or 3.7%. The majority of the increase was in one-to-four family residential real estate loans, which grew $10.1 million, or 2.7%, and second mortgage loans, which increased $4.6 million, or 61.1%, for the period.

You can count on us not to change our conservative underwriting standards. We have never entertained applications from subprime borrowers. We do not intend to accept applications from unqualified borrowers nor do we intend to purchase such loans. With 2,284 real estate loans in our portfolio, we are pleased to report that *none* are in foreclosure.

At the same time, we strive to maintain a growing base of residential loans through our community reinvestment area, which now extends to six New Jersey counties. Under this program we offer reduced interest rates to first-time home buyers.

WE PRIDE OURSELVES ON THE FACT THAT AT CLIFTON SAVINGS, PERSONAL BANKING IS STILL PERSONAL.

You can count on us to keep savings rates at sensible levels. In the past year we did not chase higher-rate deposits for the sake of expensive growth. With our more than adequate capital we were easily able to handle the less than one percent outflow in deposits. We finished the year with $567.5 million in deposits, a drop of less than 1% from the previous year.

We pride ourselves on the fact that at Clifton Savings, personal banking is still *personal*. Accordingly, we offer depositors exceptional





service as well as innovative customer products and services. Through our telephone banking system, our depositors can find out about balances, available funds and deposits; get information on posted checks, transfers, maturity and clearance dates; and also receive information on 1099s in various languages. This past year we introduced small business checking accounts, specifically designed to give customers low-cost, unlimited check writing coupled with our friendly neighborhood service and convenience. In the coming year we plan to offer overdraft privileges to our checking depositors.

You can count on us to provide a network of personally oriented, efficient branches throughout our banking area. We're proud to report that since we became a public company in 2004, the activity in our new Wallington and Wayne branches has exceeded our expectations. We plan to break ground later this year on our first Essex County, New Jersey branch in Fairfield. When completed, it will increase our branch network to eleven facilities. In addition to standard conveniences such as ATMs and drive-up window service at many of our branches, we also offer extended hours.

We believe our community orientation is attractive to our customers and distinguishes us from the large regional banks that operate in our market area, and we intend to maintain this focus as we grow.

And you'll be able to count on us in the years ahead. We can't predict how long the flat yield curve will continue to dampen long-term interest rates. However, we assure you that we'll be prepared to seize opportunities when the investment environment improves. Meanwhile, we are aiming at healthy growth in our business, consumer and commercial areas and in consumer deposits in order to provide a satisfactory return on our assets to shore up our earnings per share and shareholder dividends.

Next year Clifton Savings will celebrate its 80th anniversary as a financial institution and we will continue our efforts to perform reliably, soundly and prudently as we have done for almost eight decades.

Ever since our founders created this bank, we have been true to our roots in the communities in which we operate. Our customers have always known that they could count on us – just as they can today.

YOU CAN COUNT ON US TO PROVIDE A NETWORK OF PERSONALLY ORIENTED, EFFICIENT BRANCHES THROUGHOUT OUR BANKING AREA.

COUNTING ON YOU

And we appreciate just how much we've been able to count on you. We thank our shareholders, borrowers and depositors, who have placed their trust in us, as well as our employees who ensure that we live up to our commitments each and every day.

JOHN A. CELENTANO, JR.
Chairman of the Board and Chief Executive Officer

WALTER CELUCH
President and Corporate Secretary

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA



The following table sets forth certain consolidated summary historical financial information concerning the financial position of Clifton Savings Bancorp, Inc. including its subsidiaries, Clifton Savings Bank, S.L.A., and Botany Inc. for the dates indicated. The financial data is derived in part from, and should be read in conjunction with, the consolidated financial statements and related notes of Clifton Savings Bancorp, Inc. appearing later in this annual report.

	AT MARCH 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
FINANCIAL CONDITION DATA					
Total assets	$805,042	$834,880	$841,877	$742,308	$576,055
Loans receivable, net	418,616	403,682	354,162	249,459	214,219
Cash and cash equivalents	41,105	22,623	31,121	144,657	76,251
Securities	305,860	387,850	435,854	330,887	271,362
Deposits	567,459	571,962	556,453	537,002	497,495
FHLB advances	45,346	57,874	75,263	0	0
Total equity	184,598	197,748	203,173	199,907	73,020

	YEAR ENDED MARCH 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
OPERATING DATA					
Interest income	$37,520	$35,352	$31,369	$25,698	$29,253
Interest expense	21,600	17,572	12,397	11,716	14,856
Net interest income	15,920	17,780	18,972	13,982	14,397
Provision for (recovery of) loan losses	90	160	260	(100)	0
Net interest income after provision for (recovery of) loan losses	15,830	17,620	18,712	14,082	14,397
Noninterest income	373	265	361	291	296
Noninterest expense	12,380	12,094	10,279	8,183	5,926
Earnings before income taxes	3,823	5,791	8,794	6,190	8,767
Total income taxes	1,351	2,124	3,514	2,501	3,546
Net earnings	$2,472	$3,667	$5,280	$3,689	$5,221
Basic and diluted earnings per share (1)	$0.09	$0.13	$0.18	$0.13	N/A

(1) Prior to March 3, 2004, Clifton Savings operated as a mutual institution and, accordingly, had no per share data.

	AT OR FOR THE YEAR ENDED MARCH 31,				
	2007	2006	2005	2004	2003
PERFORMANCE RATIOS					
Return on average assets	0.30%	0.43%	0.67%	0.57%	0.94%
Return on average equity	1.29%	1.83%	2.62%	4.37%	7.41%
Interest rate spread (1)	1.23%	1.52%	1.96%	2.01%	2.34%
Net interest margin (2)	2.01%	2.16%	2.48%	2.23%	2.67%
Noninterest expense to average assets	1.51%	1.43%	1.30%	1.25%	1.07%
Efficiency ratio (3)	75.98%	67.02%	53.35%	57.33%	40.33%
Average interest-earning assets to average interest-bearing liabilities	1.29 x	1.30 x	1.32 x	1.11 x	1.12 x
Average equity to average assets	23.49%	23.76%	25.48%	12.94%	12.68%
Basic and diluted earnings per share	$0.09	$0.13	$0.18	$0.13	N/A
Cash dividends paid per common share	$0.20	$0.20	$0.14	N/A	N/A
Dividend payout ratio	96.48%	67.96%	33.52%	N/A	N/A
CAPITAL RATIOS					
Tangible capital	18.27%	17.28%	17.52%	17.83%	12.69%
Core capital	18.27%	17.34%	17.56%	17.90%	12.69%
Risk-based capital	46.70%	47.02%	50.83%	57.71%	40.47%
ASSET QUALITY RATIOS					
Allowance for loan losses as a percent of total gross loans	0.32%	0.31%	0.31%	0.34%	0.44%
Allowance for loan losses as a percent of nonperforming loans	523.26%	12600.00%	110000.00%	688.52%	537.14%
Net charge-offs to average outstanding loans during the period	0.00%	0.00%	0.00%	0.00%	0.00%
Nonperforming loans as a percent of total loans	0.06%	0.00%	0.00%	0.05%	0.08%
Nonperforming assets as a percent of total assets	0.03%	0.00%	0.00%	0.02%	0.03%
OTHER DATA					
Number of:					
Real estate loans outstanding	2,284	2,266	2,173	1,886	1,905
Deposit accounts	34,410	35,658	34,709	34,916	35,171
Full service customer service facilities	10	10	10	10	8

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense divided by the sum of net interest income and noninterest income, excluding gains or losses on the sale of assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The objective of this section is to help you understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the consolidated financial statements and notes to the consolidated financial statements that appear later in this annual report.

Overview

Income. We have two primary sources of pre-tax income. The first is net interest income. Net interest income is the difference between interest income (which is the income that we earn on our loans and investments) and interest expense (which is the interest that we pay on our deposits and borrowings).

To a much lesser extent, we also recognize pre-tax income from fee and service charge income – the compensation we receive from providing products and services, and the increase in the cash surrender value of life insurance. Most of our fee and service charge income comes from service charges on deposit accounts and fees for late loan payments. We also earn fee and service charge income from ATM charges and other fees and charges. The cash surrender value of bank owned life insurance is recorded in the consolidated statement of financial condition as an asset and the change in cash surrender value is recorded as non-interest income.

Expenses. The expenses we incur in operating our business consist of salary and employee benefits expenses, occupancy expenses, equipment, directors' compensation, advertising expenses, legal, federal insurance premiums, and other miscellaneous expenses.

Salary and employee benefits consist primarily of the salaries and wages paid to our employees, payroll taxes and expenses for retirement and other employee benefits.

Occupancy expenses, which are the fixed and variable costs of building and equipment, consist primarily of lease payments, real estate taxes, depreciation charges, maintenance and costs of utilities.

Equipment expenses include fees paid to our third-party data processing service, telephone expense and expenses and depreciation charges related to office and banking equipment. Depreciation of premises and equipment is computed using the straight-line method based on the useful lives of the related assets. Estimated lives are five to 40 years for building and improvements, five to 20 years for land improvements and two to 10 years for furniture and equipment. Leasehold improvements are amortized over the shorter of the useful life of the asset or term of the lease.

Directors' compensation expense includes stock option and restricted stock expense, retirement benefits and directors' fees.

Advertising expenses include costs relating to marketing, promotional items and related expenses.

Legal expense includes attorneys' fees related to litigation, corporate, securities, regulatory and other legal matters.

Federal insurance premiums are payments we make to the Federal Deposit Insurance Corporation for insurance of our deposit accounts.

Other expenses include expenses for accountants and consultants, charitable contributions, insurance, office supplies, printing, postage and other miscellaneous operating expenses.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income, to be critical accounting policies. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the assessment of prepayment risks associated with mortgage-backed securities, the determination of the amount of deferred tax assets which are more likely than not to be realized, and the assessment of other-than-temporary impairment on investment securities.

Allowance for Loan Losses. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Management reviews the level of the allowance on a monthly basis and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectibility of the loan portfolio.

Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination.

Mortgage-Backed Securities. Assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change. We believe that the prepayment risks associated with mortgage-backed securities are properly recognized.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes as prescribed in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. A valuation allowance would result in additional income tax expense in the period, which would negatively affect earnings. Management believes, based upon current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize the deferred tax assets.

Other-Than-Temporary Impairment. Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and Staff Accounting Bulletin 59, "Noncurrent Marketable Equity Securities," require companies to perform periodic reviews of individual securities in their investment portfolios to determine whether decline in the value of a security is other than temporary. A review of other-than-temporary impairment requires companies to make certain judgments regarding the materiality of the decline, its effect on the financial statements and the probability, extent and timing of a valuation recovery and the company's intent and ability to hold the security. Pursuant to these requirements, we assess valuation declines to determine the extent to which such changes are attributable to (1) fundamental factors specific to the issuer, such as financial condition, business prospects or other factors or (2) market-related factors, such as interest rates or equity market declines of a short-term nature.

Operating Strategy

Our mission is to continue to operate and grow a profitable community-oriented financial institution serving primarily retail customers in our market area. We plan to achieve this by:

- operating as an independent community-oriented financial institution;
- expanding our branch network and upgrading our existing branches;
- pursuing opportunities to increase our loan portfolio by purchasing New Jersey and out-of-state loans;
- continuing to use conservative underwriting practices to maintain the high quality of our loan portfolio;
- managing our investment and borrowings portfolios; and
- increasing deposits.

Operating as an independent community-oriented financial institution

We have a long tradition of focusing on the needs of consumers in our community and being an active corporate citizen. Unlike some large banks, our decisions are made locally, we have many long time branch employees, and customers have access to senior management. In recent years, we have expanded our customer service initiatives. In addition to standard conveniences such as ATMs, we offer extended hours and telephone banking. We deliver personalized service and respond with flexibility to customer needs. We believe our community orientation is attractive to our customers and distinguishes us from the large regional banks that operate in our market area, and we intend to maintain this focus as we grow.

Expanding our branch network and upgrading our existing branches

We intend to continue to pursue opportunities to upgrade our current branch facilities and to pursue expansion in our market area in future years through de novo branching and branch acquisitions, and we also may consider exploring expansion opportunities in surrounding counties.

Pursuing opportunities to increase our loan portfolio by purchasing New Jersey and out-of-state loans

We will pursue the purchase of New Jersey and out-of-state (in particular states on the Eastern Seaboard) loans originated by national brokers while continuing to originate any such loans in accordance with our conservative underwriting guidelines. Purchased loan packages are subject to the same guidelines established for our own origination process. By purchasing loans we supplement loan demand in our lending areas while minimizing overhead costs.

Continuing to use conservative underwriting practices to maintain the high quality of our loan portfolio

We believe that high asset quality is a key to long-term financial success. We have sought to maintain a high level of asset quality and moderate credit risk by using underwriting standards which we believe are conservative. At March 31, 2007, our nonperforming loans (loans which are 90 or more days delinquent) were 0.06% of our total loan portfolio and 0.03% of our total assets. We intend to continue our philosophy of managing large loan exposures on all loan types through our conservative approach to lending.

Managing our investment and borrowings portfolios

Our liquidity, income and interest rate risk are affected by the management of our investment and borrowings portfolios. During the year ended March 31, 2007, we purchased short term callable agency securities in an effort to increase yield while managing our interest rate sensitivity. The majority of these securities have one time call options that generally range from one to two years with final maturities of no longer than five years. We will continue to monitor market conditions to determine the best method of generating a favorable return without incurring additional risk. During the year, market conditions were not favorable for implementing our leverage strategy, but we will continue to look for leveraging opportunities as market conditions improve.

Increasing deposits

Our primary source of funds is our deposit accounts. Deposits only decreased $4.5 million, or 0.79%, since March 31, 2006 even though local competition has significantly increased. We intend to increase our future deposits by continuing to offer exceptional customer service, as well as enhancing and expanding products and services offered to our customers. During the year, we introduced a business checking product which we feel will be attractive to those who are not currently customers of Clifton Savings.

Results of Operations for the Years Ended March 31, 2007, 2006 and 2005

Overview.

	2007	2006	2005	% Change 2007/2006	% Change 2006/2005
	(Dollars in thousands)				
Net earnings	$2,472	$3,667	$5,280	(32.59)%	(30.55)%
Return on average assets	0.30 %	0.43 %	0.67 %	(30.23)%	(35.82)%
Return on average equity	1.29 %	1.83 %	2.62 %	(29.51)%	(30.15)%

2007 v. 2006. Net earnings decreased primarily due to the continuing effects of the flat yield curve on our net interest margin and spread.

2006 v. 2005. Net earnings decreased primarily due to the effects of the increasing short-term interest rate environment on the Company's net interest margin and spread, and the expense associated with the granting of stock awards in December 2005, of which 20% were immediately vested.

Net Interest Income.

2007 v. 2006. Net interest income decreased $1.9 million, or 10.7%, to $15.9 million for 2007. The decrease in net interest income for 2007 was attributable to a 29 basis points decrease in the net interest spread which was due to a substantial increase in the cost of interest bearing liabilities.

Total interest income increased $2.2 million, or 6.1%, to $37.5 million for 2007, resulting from an increase in the rate earned on average interest earning assets. During 2007, the average yield on interest-earning assets increased 44 basis points to 4.73%, partially offset by a decrease of $29.1 million, or 3.5%, in the balance of average interest-earning assets to $794.0 million. The composition of interest-earning assets generally consists of loans, securities and interest-bearing deposits. The decrease in average interest-earning assets was primarily due to decreases of $51.8 million in mortgage-backed securities and $16.7 million in investment securities, partially offset by increases of $32.0 million in loans and $7.4 million in other interest-earning assets. Interest on loans and other interest-earning assets increased by 11.8% due to redeployment of repayments of mortgage-backed securities and investment securities into higher yielding assets. Interest on investments increased by 18.6% due to the significant increase in yield, partially offset by the decrease in balance.

Total interest expense increased $ 4.0 million, or 22.5%, to $ 21.6 million for 2007 due primarily to the increase in yield on average interest bearing liabilities. Overall, the average interest rate paid on interest-bearing liabilities increased 73 basis points to 3.50%, while the average balance decreased $18.3 million, or only 2.9%.

2006 v. 2005. Net interest income decreased $1.2 million, or 6.3%, to $17.8 million for 2006. The decrease in net interest income for 2006 was attributable to a significant decrease in the net interest spread which was due to a substantial increase in the cost of interest bearing liabilities.

Total interest income increased $4.0 million, or 12.7%, to $35.4 million for 2006, resulting from an increase in both the average volume and rate earned on interest earning assets. During 2006, the average yield on interest-earning assets increased 20 basis points to 4.29%, while average interest-earning assets increased by $56.8 million, or 7.4%, to $823.1 million. The composition of interest-earning assets generally consists of loans, securities and interest-bearing deposits. The increase in average interest-earning assets was primarily due to increases of $79.4 million in loans and $31.8 million in investment securities partially offset by decreases of $29.7 million in mortgage-backed securities and $24.7 million in other interest-earning assets. Interest on loans, investment securities and other interest-earning assets increased due primarily to increases in volume. Interest income on mortgage-backed securities decreased by 9.9% due to a decrease in volume which more than offset the 12 basis point increase in yield to 4.01%.

Total interest expense increased $5.2 million, or 41.7%, to $17.6 million for 2006 due primarily to a 66 basis point increase in the cost of interest-bearing deposit accounts to 2.66%. Overall, the average interest rate paid on interest-bearing liabilities increased 64 basis points to 2.77%, while the average balances increased only 9.0%.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income and dividends from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using the average of month-end balances, and nonaccrual loans are included in average balances; however, accrued interest income has been excluded from these loans. Loan fees (costs) are included in interest income on loans and are insignificant. Yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax equivalent basis are insignificant.

	Year Ended March 31,								
	2007			2006			2005		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)								
Assets:									
Interest-earning assets:									
Loans receivable	$420,924	$21,725	5.16%	$388,915	$19,874	5.11%	$309,548	$16,280	5.26%
Mortgage-backed securities	155,720	6,851	4.40%	207,500	8,315	4.01%	237,177	9,225	3.89%
Investment securities	190,971	7,556	3.96%	207,670	6,370	3.07%	175,860	5,215	2.97%
Other interest-earning assets	26,393	1,388	5.26%	19,023	793	4.17%	43,703	649	1.49%
Total interest-earning assets	794,008	37,520	4.73%	823,108	35,352	4.29%	766,288	31,369	4.09%
Noninterest-earning assets	24,110			20,577			24,964		
Total assets	$818,118			$843,685			$791,252		
Liabilities and equity:									
Interest-bearing liabilities:									
Demand accounts	$47,756	1,044	2.19%	$43,405	708	1.63%	$ 36,774	308	0.84%
Savings and Club accounts	110,860	1,294	1.17%	146,583	1,859	1.27%	176,895	2,317	1.31%
Certificates of deposit	405,311	17,248	4.26%	376,185	12,505	3.32%	326,202	8,177	2.51%
Total interest-bearing deposits	563,927	19,586	3.47%	566,173	15,072	2.66%	539,871	10,802	2.00%
FHLB Advances	52,429	2,014	3.84%	68,533	2,500	3.65%	42,600	1,595	3.74%
Total interest-bearing liabilities	616,356	21,600	3.50%	634,706	17,572	2.77%	582,471	12,397	2.13%
Noninterest-bearing liabilities:									
Noninterest-bearing deposits	2,836			2,142			1,292		
Other noninterest-bearing liabilities	6,727			6,370			5,889		
Total noninterest-bearing liabilities	9,563			8,512			7,181		
Total liabilities	625,919			643,218			589,652		
Stockholders' equity	192,199			200,467			201,600		
Total liabilities and equity	$818,118			$843,685			$791,252		
Net interest income		$15,920			$17,780			$18,972	
Interest rate spread			1.23%			1.52%			1.96%
Net interest margin			2.01%			2.16%			2.48%
Average interest-earning assets to average interest-bearing liabilities	1.29x			1.30x			1.32 x		

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	2007 Compared to 2006 Increase (Decrease) Due to			2006 Compared to 2005 Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)					
Interest income:						
Loans receivable	$1,654	$197	$1,851	$4,070	$ (476)	$ 3,594
Mortgage-backed securities	(2,218)	754	(1,464)	(1,187)	277	(910)
Investment securities	(545)	1,731	1,186	974	181	1,155
Other interest-earning assets	355	240	595	(525)	669	144
Total interest income	(754)	2,922	2,168	3,332	651	3,983
Interest expense:						
Demand deposits	76	260	336	64	336	400
Savings and Club accounts	(427)	(138)	(565)	(389)	(69)	(458)
Certificates of deposit	1,018	3,725	4,743	1,393	2,935	4,328
Total deposit expense	667	3,847	4,514	1,068	3,202	4,270
FHLB advances	(611)	125	(486)	944	(39)	905
Total interest expense	56	3,972	4,028	2,012	3,163	5,175
Net interest income	$(810)	$(1,050)	$(1,860)	$1,320	$(2,512)	$(1,192)

Provision for Loan Losses.

2007 v. 2006. We recorded a provision for loan losses of $90,000 during the year ended March 31, 2007. The need for this provision was due to an increase in the loan portfolio balance coupled with an increase in delinquent loans. Gross loans increased 3.4% during the period. Non-performing loans increased from $90,000 to $258,000, or 186.7% from March 31, 2006 to 2007.

2006 v.2005. We recorded a provision for loan losses of $160,000 during the year ended March 31, 2006. The need for this provision was due to an increase in the loan portfolio balance. Gross loans increased 14.3% during the period. The additional provision needed was not the result of a decline in the quality of the portfolio as nonperforming loans increased from one loan totaling approximately $1,000, to two loans totaling approximately $10,000 during the period.

An analysis of the changes in the allowance for loan losses is presented under "*Allowance for Loan Losses and Asset Quality.*"

Non-interest Income. The following table shows the components of non-interest income and the percentage changes from 2007 versus 2006 and from 2006 versus 2005.

	2007	2006	2005	% Change 2007/2006	%Change 2006/2005
	(Dollars in thousands)				
Fees and service charges	$220	$231	$245	(4.76)%	(5.71)%
Bank owned life insurance	129	–	–	–	–
Loss on sale of mortgage-backed securities held to maturity	–	–	(26)	–	(100.00)
Gain on sale of premises and equipment	–	–	93	–	(100.00)
Other	24	34	49	(29.41)	(30.61)
Total	$373	$265	$361	40.75%	(26.59)%

2007 v. 2006. Non-interest income increased primarily due to the addition of $129,000 from the increase in the cash surrender value of bank owned life insurance purchased during the year ended March 31, 2007.

2006 v.2005. Non-interest income decreased primarily due to the effect of not recording a net gain on the sale of assets during the period.

Non-interest Expense. The following table shows the components of non-interest expense and the percentage changes from 2007 versus 2006 and from 2006 versus 2005.

	2007	2006	2005	% Change 2007/2006	%Change 2006/2005
	(Dollars in thousands)				
Salaries and employee benefits	$7,132	$6,704	$5,502	6.38%	21.85%
Net occupancy expense of premises	978	987	947	(0.91)	4.22
Equipment	935	978	905	4.40	8.07
Directors' compensation	1,351	1,021	555	32.32	83.96
Advertising	285	335	406	(14.93)	(17.49)
Legal	243	268	363	(9.33)	(26.17)
Federal insurance premium	73	76	82	(3.95)	(7.32)
Other	1,383	1,725	1,519	(19.83)	13.56
Total	$12,380	$12,094	$10,279	2.36%	17.66%

2007 v. 2006. Directors' compensation increased mainly due to the expensing of stock options granted in December 2005. The expense of these options for the year ended March 31, 2007 totaled $254,000 for outside directors. Options were not required to be expensed in the same period for 2006. Expenses related to advertising decreased mainly due to prior year's promotional expenses related to new deposit products. The decrease in other expenses was primarily attributable to the prior period expensing of previously capitalized costs relating to potential branch sites.

2006 v.2005. Salaries and employee benefits and directors' compensation increased mainly due to the granting of stock awards in December 2005, of which 20% were immediately vested. The expense for these awards totaled $1.1 million and $489,000 respectively. Expenses related to advertising decreased due to the additional expenses related to branch openings and promotions during the year ended March 31, 2005. Legal fees decreased as a result of decreased litigation expense in 2006 as compared to the previous year. Most costs related to any continuing litigation are being paid by the Company's insurance company. Other expenses increased primarily from the expensing of previously capitalized costs relating to potential branch sites, and expenses related to the internal control evaluation and testing required to comply with the Sarbanes-Oxley Act.

Income Taxes.

2007 v. 2006. Income taxes decreased due to a decrease in pre-tax income coupled with an increase in non-taxable income as a result of the purchase of bank owned life insurance. A decrease in the effective tax rate for 2007 was also attributable to an increase in the percentage of total pre-tax income contributed by our investment company, Botany Inc., which is taxed at a lower state tax rate. The overall effective tax rate for 2007 was 35.3%, compared to 36.7% for 2006.

2006 v. 2005. Income taxes decreased due to a decrease in pre-tax income coupled with a decrease in the effective tax rate, primarily due to our investment company, Botany Inc., which commenced operations in January 2005, being taxed at a lower state income tax rate than the Bank and Bancorp. The overall effective tax rate for 2006 was 36.7%, compared to 40.0% for 2005.

Balance Sheet

Loans. Our primary lending activity is the origination of loans secured by real estate. We originate real estate loans secured by one- to four-family homes, and to a much lesser extent, multi-family and commercial real estate and construction loans. At March 31, 2007, real estate loans totaled $404.5 million, or 96.5% of total loans compared to $395.1 million, or 97.5% of total loans at March 31, 2006, and $346.7 million, or 97.8% of total loans, at March 31, 2005. Loans increased in the year ended March 31, 2007 due to consistent origination volume along with the purchase of $3.9 million in loans, which all related to New Jersey properties, which more than offset repayment levels. Loans increased in the year ended March 31, 2006 due to strong origination volume, which more than offset repayment levels.

The largest segment of our mortgage loans is one- to four-family loans. At March 31, 2007, one- to four-family loans totaled $388.6 million and represented 96.1% of mortgage loans and 92.7% of total loans. One- to four-family loans increased $10.1 million, or 2.7%, in the year ended March 31, 2007 as a result of consistent origination volume, which more than offset repayment levels. One-to four-family mortgage loans increased $43.6 million, or 13.0%, in the year ended March 31, 2006 as a result of a large volume of originations due to our continued competitive rates, coupled with an expansion of the variety of products offered.

Multi-family and commercial real estate loans are the second largest segment of our mortgage loan portfolio. This portfolio was $13.9 million, and represented 3.3% of total loans as of March 31, 2007. Multi-family and commercial real estate loans increased $1.0 million, or 7.9%, in the year ended March 31, 2007 and increased $2.0 million, or 18.3%, in the year ended March 31, 2006.

We also originate consumer loans which include second mortgage loans, loans secured by passbook or certificate accounts and home equity lines of credit. Consumer loans totaled $14.6 million and represented 3.5% of total loans at March 31, 2007, compared to $10.3 million, or 2.5% of total loans, at March 31, 2006.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At March 31,					
	2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Real estate loans:						
One- to four-family	$388,603	92.73%	$378,500	93.36%	$334,902	94.43%
Multi-family and commercial	13,890	3.31	12,877	3.17	10,932	3.08
Construction	1,994	0.48	3,769	0.93	845	0.24
Total real estate loans	404,487	96.52	395,146	97.46	346,679	97.75
Consumer loans:						
Second mortgage loans	12,187	2.91	7,567	1.87	4,874	1.38
Passbook or certificate loans	1,251	0.30	996	0.25	894	0.25
Equity lines of credit	859	0.20	1,430	0.35	1,912	0.54
Other consumer loans	290	0.07	290	0.07	290	0.08
Total consumer loans	14,587	3.48	10,283	2.54	7,970	2.25
Total gross loans	419,074	100.00%	405,429	100.00%	354,649	100.00%
Loans in process	(227)		(1,512)		(159)	
Net premiums (discounts) and deferred loan costs (fees)	1,119		1,025		772	
Allowance for loan losses	(1,350)		(1,260)		(1,100)	
Total loans receivable, net	$418,616		$403,682		$354,162	

	At March 31,			
	2004		2003	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate loans:				
One- to four-family	$233,977	93.34%	$198,884	92.25%
Multi-family and commercial	9,521	3.80	10,127	4.70
Construction	1,148	0.46	382	0.18
Total real estate loans	244,646	97.60	209,393	97.13
Consumer loans:				
Second mortgage loans	3,464	1.38	3,319	1.54
Passbook or certificate loans	1,086	0.43	1,188	0.55
Equity lines of credit	1,443	0.58	1,639	0.76
Other consumer loans	35	0.01	35	0.02
Total consumer loans	6,028	2.40	6,181	2.87
Total gross loans	250,674	100.00%	215,574	100.00%
Loans in process	(354)		(252)	
Net premiums (discounts) and deferred loan costs (fees)	(21)		(163)	
Allowance for loan losses	(840)		(940)	
Total loans receivable, net	$249,459		$214,219	

The following table sets forth certain information at March 31, 2007 regarding the dollar amount of principal repayments becoming due during the periods indicated for loans. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	One- to Four-Family Real Estate	Multi-Family and Commercial Real Estate	Construction	Consumer Loans	Total Loans
			(In thousands)		
Amounts due in:					
One year or less	$ 89	$ –	$1,994	$ 1,526	$ 3,609
More than one to three years	1,746	57	–	125	1,928
More than three to five years	1,658	44	–	560	2,262
More than five to ten years	15,208	153	–	3,546	18,907
More than ten to fifteen years	110,849	2,659	–	3,223	116,731
More than fifteen years	259,053	10,977	–	5,607	275,637
Total	$388,603	$13,890	$1,994	$14,587	$419,074

The following table sets forth the dollar amount of all loans at March 31, 2007 that are due after March 31, 2008 and have either fixed interest rates or floating or adjustable interest rates. The amounts shown below exclude applicable loans in process and net premiums (discounts) and deferred loan costs (fees), and includes $258,000 of nonperforming loans.

	Fixed-Rates	Floating or Adjustable-Rates	Total
		(In thousands)	
Real estate loans:			
One- to four-family	$223,496	$165,018	$388,514
Multi-family and commercial	1,018	12,872	13,890
Construction	–	–	–
Consumer loans	12,188	873	13,061
Total	$236,702	$178,763	$415,465

The following table shows loan origination activity during the periods indicated.

	Year Ended March 31,		
	2007	2006	2005
	(In thousands)		
Total loans at beginning of period	$405,429	$354,649	$250,674
Loans originated:			
Real estate	49,981	92,887	99,006
Consumer	8,146	5,787	4,597
Total loans originated	58,127	98,674	103,603
Loans purchased	3,930	5,018	46,933
Deduct:			
Principal payments:			
Real estate	(44,570)	(49,545)	(43,906)
Consumer	(3,842)	(3,367)	(2,655)
Total principal payments	(48,412)	(52,912)	(46,561)
Transfers to foreclosed real estate	–	–	–
Net loan activity	13,645	50,780	103,975
Total gross loans at end of period	$419,074	$405,429	$354,649

Securities. Our securities portfolio consists primarily of Federal agency debt securities with maturities of five years or less and mortgage-backed securities with stated final maturities of thirty years or less. Securities decreased $82.0 million, or 21.1%, in the year ended March 31, 2007 mainly as a result of funds received from repayments, which were redeployed into higher yielding cash equivalents and loans. All of our mortgage-backed securities were issued by either Ginnie Mae, Fannie Mae or Freddie Mac.

The following table sets forth the amortized cost and fair value of our securities portfolio at the dates indicated.

	At March 31,					
	2007		2006		2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)					
Securities available-for-sale:						
Federal agency debt securities	$ 4,999	$ 4,981	$ 39,993	$ 39,555	$ 59,987	$ 59,015
Federal National Mortgage Association (1)	20,804	20,330	25,475	24,500	31,465	30,846
Federal Home Loan Mortgage Corporation (1)	25,978	25,460	30,912	29,901	37,575	37,355
	51,781	50,771	96,380	93,956	129,027	127,216
Securities held-to-maturity:						
Federal agency debt securities	164,989	164,084	169,985	166,762	137,979	135,617
Federal National Mortgage Association (1)	25,127	24,919	36,539	35,958	52,952	52,661
Federal Home Loan Mortgage Corporation (1)	52,005	51,100	68,003	65,911	88,565	87,616
Governmental National Mortgage Association (1)	12,968	12,783	19,367	18,876	29,142	28,792
	255,089	252,886	293,894	287,507	308,638	304,686
Total	$306,870	$303,657	$390,274	$381,463	$437,665	$431,902

(1) Mortgage-backed securities.

At March 31, 2007, we did not own any securities, other than U.S. Government and agency securities that had an aggregate book value in excess of 10% of our total capital at that date.

The following table sets forth the maturities and weighted average yields of securities at March 31, 2007. Certain mortgage-backed securities have interest rates that are adjustable and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below. At March 31, 2007, the amortized cost of mortgage-backed securities with adjustable rates totaled $47.9 million. We had no tax-exempt securities at March 31, 2007.

	Less Than One Year		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(Dollars in thousands)									
Securities available for sale:										
Federal agency securities (1)	$ 4,999	3.43%	$ –	–%	$ –	–%	$ –	–%	$ 4,999	3.43%
Fannie Mae (1)(2)	–	–	–	–	–	–	20,804	4.35	20,804	4.35
Freddie Mac (1)(2)	–	–	11	8.60	–	–	25,967	4.97	25,978	4.97
	4,999	3.43	11	8.60	–	–	46,771	4.69	51,781	4.57
Securities held to maturity:										
Federal agency securities	45,000	3.39	119,989	4.77	–	–	–	–	164,989	4.39
Fannie Mae (2)	9	7.00	2,891	4.62	281	6.40	21,946	5.24	25,127	5.18
Freddie Mac (2)	49	6.74	1,612	5.08	365	6.78	49,979	4.54	52,005	4.58
Ginnie Mae (2)	–	–	95	6.48	–	–	12,873	4.26	12,968	4.28
	45,058	3.39	124,587	4.77	646	6.61	84,798	4.68	255,089	4.50
Total	$50,057	3.40%	$124,598	4.77%	$646	6.61%	$131,569	4.69%	$306,870	4.51%

(1) Weighted average yield for available for sale securities based upon amortized cost. The weighted average yield based upon the portfolio's carrying value of $50.7 million was 4.66%.
(2) Mortgage-backed securities.

Bank Owned Life Insurance. Bank owned life insurance increased $20.1 million in the year ended March 31, 2007 as a result of the purchase of $20.0 million of insurance during the year.

Premises and Equipment. Premises and equipment decreased approximately $450,000 in the year ended March 31, 2007 primarily due to depreciation of $629,000 partially offset by purchases of $183,000.

Other Assets. Other assets decreased approximately $297,000 in the year ended March 31, 2007. The decrease in other assets is primarily due to decreases in the balance of intangible pension assets of $563,000, $108,000 in miscellaneous prepaid expenses, and $129,000 in refundable state income taxes, partially offset by an increase of $420,000 in deferred taxes.

Deposits. Our primary source of funds is our deposit accounts. The deposit base is comprised of non-interest bearing demand, NOW accounts, which include high yield (Crystal) checking, passbook and statement savings, money market and time deposits. These deposits are provided primarily by individuals within our market area. We do not use brokered deposits as a source of funding. Deposits decreased $4.5 million, or 0.79%, in the year ended March 31, 2007.

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity as of March 31, 2007. Jumbo certificates of deposit require minimum deposits of $100,000.

Maturity Period	Certificates of Deposit
	(In thousands)
Three months or less	$20,940
Over three through six months	25,326
Over six through twelve months	19,949
Over twelve months	17,590
Total	$83,805

Borrowings. Historically, we have not relied upon advances from the Federal Home Loan Bank of New York to supplement our supply of lendable funds or to meet deposit withdrawal requirements; however, as part of our leveraging strategy implemented during the year ended March 31, 2005, we began to borrow from the Federal Home Loan Bank.

The following table presents certain information regarding our Federal Home Loan Bank advances during the periods and at the dates indicated. We had no other borrowing arrangements at March 31, 2007.

	Year Ended March 31,		
	2007	2006	2005
	(Dollars in thousands)		
Maximum amount of advances outstanding at any month end during the period	$66,422	$80,617	$75,539
Average advances outstanding during the period	52,429	68,533	42,600
Weighted average interest rate during the period	3.84%	3.65%	3.74%
Balance outstanding at end of period	45,346	57,874	75,263
Weighted average interest rate at end of period	3.84%	3.74%	3.55%

Allowance for Loan Losses and Asset Quality

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Clifton Savings' methodology for assessing the appropriateness of the allowance for loan losses consists of two key elements: specific allowances for identified problem loans and a general valuation allowance on the remainder of the loan portfolio.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss has been incurred. Clifton Savings identifies loans which may require a specific allowance by reviewing all delinquent loans, significant credits, problem loans as identified by Clifton Savings' internal grading system, loans classified as substandard, doubtful, loss, or special mention by Clifton Savings' internal classification system, and other loans which management may have concerns about collectibility, such as loans in a particular industry. For individually reviewed loans, a borrower's inability to service a credit according to the contractual terms based on the borrower's cash flow and/or a shortfall in collateral value would result in the recording of a specific allowance. Clifton Savings did not have any specific allowances at March 31, 2007, 2006 and 2005.

The general valuation allowance represents a loss allowance which has been established to recognize the inherent losses associated with lending activities, but which, unlike specific allowances, has not been allocated to particular problem assets. Risk factors are based on our historical loss experience and industry averages and may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results.

The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to make additional provisions for loan losses based on judgments different from ours.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Summary of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established, any difference between the loss allowance and the amount of loss realized has been charged or credited to current income.

	Year Ended March 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Allowance at beginning of period	$1,260	$1,100	$ 840	$ 940	$940
Provision for (recovery of) loan losses	90	160	260	(100)	–
Recoveries	–	–	–	–	–
Charge-offs	–	–	–	–	–
Net charge-offs	–	–	–	–	–
Allowance at end of period	$1,350	$1,260	$1,100	$ 840	$940
Allowance to nonperforming loans	523.26%	12600.00%	110000.00%	688.52%	537.14%
Allowance to total gross loans outstanding at the end of the period	0.32%	0.31%	0.31%	0.34%	0.44%

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At March 31,								
	2007			2006			2005		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)								
One- to four-family	$1,185	87.78%	92.73%	$1,152	91.43%	93.36%	$1,007	91.55%	94.43%
Multi-family and commercial real estate	103	7.63	3.31	61	4.84	3.17	56	5.09	3.08
Construction	5	0.37	0.48	7	0.56	0.93	2	0.18	0.24
Consumer	57	4.22	3.48	40	3.17	2.54	35	3.18	2.25
Unallocated	–	–	–	–	–	–	–	–	–
Total allowance for loan losses	$1,350	100.00%	100.00%	$1,260	100.00%	100.00%	$1,100	100.00%	100.00%

	At March 31,					
	2004			2003		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)					
One- to four-family	$764	90.95%	93.34%	$737	78.40%	92.25%
Multi-family and commercial real estate	50	5.95	3.80	58	6.17	4.70
Construction	2	0.24	0.46	1	0.11	0.18
Consumer	24	2.86	2.40	31	3.30	2.87
Unallocated	–	–	–	113	12.02	–
Total allowance for loan losses	$840	100.00%	100.00%	$940	100.00%	100.00%

Nonperforming and Classified Assets. When a loan becomes 90 days delinquent, the loan is placed on nonaccrual status at which time the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid balance of the loan plus foreclosure costs, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. We consider one- to four-family mortgage loans and consumer installment loans to be homogeneous and, therefore, do not separately evaluate them for impairment. All other loans are evaluated for impairment on an individual basis. At March 31, 2007 and 2006, we had no loans that were considered impaired.

The following table provides information with respect to our nonperforming assets at the dates indicated. We did not have any troubled debt restructurings at the dates presented.

	At March 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Nonaccrual loans:					
Real estate	$258	$ 10	$ 1	$122	$175
Total	258	10	1	122	175
Accruing loans past due 90 days or more:					
Consumer	–	–	–	–	–
Total	–	–	–	–	–
Total of nonaccrual and 90 days or more past due loans	258	10	1	122	175
Real estate owned	–	–	–	–	–
Total nonperforming assets	$258	$ 10	$ 1	$122	$175
Total nonperforming loans to total loans	0.06%	0.00%	0.00%	0.05%	0.08%
Total nonperforming loans to total assets	0.03%	0.00%	0.00%	0.02%	0.03%
Total nonperforming assets to total assets	0.03%	0.00%	0.00%	0.02%	0.03%

Interest income that would have been recorded for the years ended March 31, 2007, 2006 and 2005, had nonaccruing loans been current according to their original terms amounted to $12,000, $1,000 and $0, respectively. The amount of interest related to these loans included in interest income was $16,000, $1,000, and $0, respectively, for the years ended March 31, 2007, 2006 and 2005.

Pursuant to federal regulations, we review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard, doubtful, or as a loss, we establish specific allowances, if necessary, for loan losses in the amount of the portion of the asset classified loss or charge off such amount.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At March 31,	
	2007	2006
	(In thousands)	
Special mention assets	$2,968	$2,541
Substandard assets	260	13
Doubtful assets	–	–
Loss assets	–	–
Total classified assets	$3,228	$2,554

At each of the dates in the above table, substandard assets consisted of all nonperforming assets and included negative escrow amounts. At March 31, 2007, we had eleven current loans totaling $1.1 million included in the $3.0 million in special mention assets.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At March 31,			
	2007		2006	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
	(In thousands)			
Real estate loans	$1,234	$256	$659	$137
Consumer loans	58	171	130	74
Total	$1,292	$427	$789	$211

At each of the dates in the above table, delinquent real estate loans consisted solely of loans secured by residential real estate.

Market Risk Analysis

Qualitative Aspects of Market Risk. Our most significant form of market risk is interest rate risk. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Pursuant to this strategy, we originate adjustable-rate mortgage loans for retention in our loan portfolio. The ability to originate adjustable-rate loans depends to a great extent on market interest rates and borrowers' preferences. As an alternative to adjustable-rate mortgage loans, we offer fixed-rate mortgage loans with maturities of fifteen years or less. This product enables us to compete in the fixed-rate mortgage market while maintaining a shorter maturity. Fixed-rate mortgage loans typically have an adverse effect on interest rate sensitivity compared to adjustable-rate loans. In recent years we have used investment securities with terms of three years or less and adjustable-rate mortgage-backed securities to help manage interest rate risk. We currently do not participate in hedging programs such as interest rate swaps or other activities involving the use of derivative financial instruments.

We have a Risk Management Committee to communicate, coordinate and control all aspects involving asset/liability management. The committee establishes and monitors the volume and mix of assets and funding sources with the objective of managing assets and funding sources.

Quantitative Aspects of Market Risk. We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 to 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Because of the low level of market interest rates, this analysis is not performed for decreases of more than 200 basis points. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at March 31, 2007 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

Basis Point ("bp") Change in Rates	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in thousands)				
300 bp	$ 97,715	$(52,422)	(35)%	13.42%	(557) bp
200	116,130	(34,007)	(23)	15.48	(350)
100	133,918	(16,218)	(11)	17.37	(162)
0	150,136	–	–	18.99	–
(100)	161,899	11,762	+ 8	20.08	+109
(200)	168,426	18,290	+12	20.62	+163

The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments and maturities and calls of investment securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest-earning deposits and short- and intermediate-term U.S. Government agency obligations.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At March 31, 2007, cash and cash equivalents totaled $41.1 million, including interest-bearing deposits of $36.8 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $50.8 million at March 31, 2007. On March 31, 2007, we had $45.3 million in Federal Home Loan Bank advances outstanding. In addition, if the Bank requires funds beyond its ability to generate them internally, the Bank can borrow funds up to approximately $79.4 million under an overnight line of credit, and $79.4 million under a one-month overnight repricing line of credit agreement with the Federal Home Loan Bank of New York.

At March 31, 2007, we had $3.8 million in loan origination commitments outstanding, and a $5.6 million commitment to purchase loans. In addition to commitments to originate and purchase loans, we had $2.5 million in customers' unused equity lines of credit, and $950,000 in a commitment related to the purchase of property. Certificates of deposit due within one year of March 31, 2007 totaled $329.7 million, or 58.1% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and lines of credit. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before March 31, 2008. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

We have historically remained highly liquid, with our liquidity position remaining stable over the past two fiscal years. We have no material commitments or demands that are likely to affect our liquidity other than set forth below. Consequently, the Board intends to make additional investments in intermediate-term mortgage-backed securities and government agency securities to decrease liquidity and increase interest income. In the event loan demand were to increase at a pace greater than expected, or any unforeseen demand or commitment were to occur, we would access our line of credit with the Federal Home Loan Bank of New York.

The following table presents certain of our contractual obligations as of March 31, 2007.

	Payments due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
		(In thousands)			
Equity line of credit	$ 2,505	$ –	$ –	$ 25	$2,480
Operating lease obligations (1)	158	70	56	32	–
Certificates of deposit (2)	264,703	179,640	71,518	13,545	–
FHLB advances	45,346	18,672	21,968	4,706	–
Purchase property	950	950	–	–	–
Total	$313,662	$199,332	$93,542	$18,308	$2,480

(1) Payments are for lease of real property.
(2) Includes certificates with original maturities of greater than one year.

Our primary investing activities are the origination of loans and the purchase of securities. In fiscal 2007, we originated $58.1 million of loans, purchased $3.9 million of loans, and purchased $40.0 million of securities. In fiscal 2006, we originated $98.7 million of loans, purchased $5.0 million of loans and purchased $45.0 million of securities. In fiscal 2005, we originated $103.6 million of loans, purchased $46.9 million of loans, and purchased $237.3 million of securities.

Financing activities consist primarily of activity in deposit accounts and in Federal Home Loan Bank advances. We experienced a net decrease in total deposits of $4.5 million for the year ended March 31, 2007, and net increases in total deposits of $15.5 million and $19.5 million for the years ended March 31, 2006 and 2005, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. Occasionally, we introduce new products or offer promotional rates on certain deposit products in order to attract deposits. We experienced a decrease in Federal Home Loan Bank advances of $12.6 million for the year ended March 31, 2007. We had $45.3 million and $57.9 million in advances outstanding at March 31, 2007 and 2006, respectively, and $75.3 million in advances outstanding at March 31, 2005.

We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At March 31, 2007, we exceeded all of our regulatory capital requirements and are considered "well capitalized" under regulatory guidelines.

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with accounting principles generally accepted in the United States of America, are not recorded in our consolidated financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments, lines of credit and letters of credit. See note 16 of the notes to the consolidated financial statements included in this annual report.

For the years ended March 31, 2007 and 2006, we engaged in no off-balance sheet transactions reasonably likely to have a material effect on our consolidated financial position, results of operations, or cash flows.

Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see note 1 of the notes to the consolidated financial statements included in this annual report.

Effect of Inflation and Changing Prices

The consolidated financial statements and related consolidated financial data presented in this report have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services because such prices are affected by inflation to a larger extent than interest rates.

Management Report on Internal Control Over Financial Reporting

The management of Clifton Savings Bancorp, Inc. and Subsidiaries (collectively the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system is a process designed to provide reasonable assurance to the management and board of directors regarding the preparation and fair presentation of published consolidated financial statements.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of internal control over financial reporting as of March 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework*. Based on its assessment, management believes that, as of March 31, 2007, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm that audited the consolidated financial statements has issued an audit report on our assessment of, and the effective operation of, the Company's internal control over financial reporting as of March 31, 2007, a copy of which is included in this annual report.


bmc
Moving your
vision forward.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Clifton Savings Bancorp, Inc. and Subsidiaries

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Clifton Savings Bancorp, Inc. and Subsidiaries (collectively the "Company") maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of the Company is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.


bmc
Moving your vision forward.

To the Board of Directors and Stockholders
Clifton Savings Bancorp, Inc.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Clifton Savings Bancorp, Inc. and Subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, Clifton Savings Bancorp, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of the Company as of March 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows of the Company for each of the years in the three-year period ended March 31, 2007, and our report dated May 31, 2007, expressed an unqualified opinion thereon.

Beard Miller Company LLP

Beard Miller Company, LLP
Pine Brook, New Jersey
May 31, 2007


bmc
Moving your
vision forward.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Clifton Savings Bancorp, Inc. and Subsidiaries
Clifton, New Jersey

We have audited the accompanying consolidated statements of financial condition of Clifton Savings Bancorp, Inc. and Subsidiaries (collectively the "Company") as of March 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Clifton Savings Bancorp, Inc. and Subsidiaries as of March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company changed its method of accounting for Defined Benefit Pension and Other Postretirement Plans and its method of accounting for share-based payments in 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Clifton Savings Bancorp, Inc. and Subsidiaries internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 31, 2007 expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Beard Miller Company LLP

Beard Miller Company LLP
Pine Brook, New Jersey
May 31, 2007

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	March 31, 2007	March 31, 2006
ASSETS		
Cash and due from banks	$ 4,332,311	$ 4,561,894
Interest-bearing deposits in other banks	36,772,918	12,511,134
Federal funds sold	-	5,550,000
Cash and Cash Equivalents	41,105,229	22,623,028
Securities available for sale:		
Investment	4,981,250	39,554,500
Mortgage-backed	45,789,515	54,401,020
Securities held to maturity:		
Investment	164,989,209	169,985,390
Mortgage-backed	90,100,052	123,908,717
Loans receivable:		
Loans receivable	419,966,120	404,941,556
Allowance for loan losses	(1,350,000)	(1,260,000)
Net Loans	418,616,120	403,681,556
Bank owned life insurance	20,128,676	-
Premises and equipment	8,383,499	8,833,150
Federal Home Loan Bank of New York stock	3,217,200	3,780,200
Interest receivable	4,439,300	4,523,789
Other assets	3,291,825	3,588,946
Total Assets	$ 805,041,875	$ 834,880,296
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits	$ 567,458,772	$ 571,962,103
Advances from Federal Home Loan Bank of New York	45,346,481	57,874,218
Advance payments by borrowers for taxes and insurance	4,109,109	3,833,311
Other liabilities and accrued expenses	3,529,869	3,462,338
Total Liabilities	620,444,231	637,131,970
Stockholders' equity		
Preferred stock ($.01 par value), 1,000,000 shares authorized; shares issued or outstanding - none	-	-
Common stock ($.01 par value), 75,000,000 shares authorized; 30,530,470 shares issued, 28,791,491 shares outstanding at March 31, 2007; 30,284,480 shares outstanding at March 31, 2006	305,305	305,305
Paid-in capital	132,070,502	133,859,581
Deferred compensation obligation under Rabbi Trust	145,845	105,860
Retained earnings- substantially restricted	81,362,878	81,275,666
Treasury stock, at cost; 1,738,979 shares at March 31, 2007; 245,990 shares at March 31, 2006	(19,639,198)	(2,559,207)
Common stock acquired by Employee Stock Ownership Plan ("ESOP")	(8,609,590)	(9,342,322)
Unearned common stock held by the Equity Incentive Plan	-	(4,386,114)
Accumulated other comprehensive loss	(949,509)	(1,456,072)
Stock held by Rabbi Trust	(88,589)	(54,371)
Total Stockholders' Equity	184,597,644	197,748,326
Total Liabilities and Stockholders' Equity	$ 805,041,875	$ 834,880,296

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended March 31		
	2007	2006	2005
Interest Income			
Loans	$21,725,537	$19,874,182	$ 16,279,495
Mortgage-backed securities	6,851,196	8,315,185	9,224,911
Investments securities	7,555,878	6,369,469	5,215,201
Other interest-earning assets	1,387,886	793,357	649,380
Total Interest Income	37,520,497	35,352,193	31,368,987
Interest Expense			
Deposits	19,586,646	15,072,441	10,802,392
Advances	2,013,868	2,499,894	1,595,101
Total Interest Expense	21,600,514	17,572,335	12,397,493
Net Interest Income	15,919,983	17,779,858	18,971,494
Provision for Loan Losses	90,000	160,000	260,000
Net Interest Income after Provision for Loan Losses	15,829,983	17,619,858	18,711,494
Non-Interest Income			
Fees and service charges	219,535	231,213	245,438
Bank owned life insurance	128,676	-	-
Loss on sale of mortgage-backed securities held to maturity	-	-	(26,322)
Other	24,517	33,817	142,194
Total Non-Interest Income	372,728	265,030	361,310
Non-Interest Expenses			
Salaries and employee benefits	7,132,251	6,704,259	5,502,217
Net occupancy expense of premises	978,380	987,108	947,379
Equipment	934,715	977,741	904,830
Directors' compensation	1,350,767	1,021,542	555,276
Advertising	284,610	334,932	405,561
Legal	243,290	268,225	363,038
Federal insurance premium	72,544	76,021	81,866
Other	1,383,020	1,724,655	1,519,003
Total Non-Interest Expenses	12,379,577	12,094,483	10,279,170
Income before Income Taxes	3,823,134	5,790,405	8,793,634
Income taxes	1,351,283	2,123,633	3,513,720
Net Income	$ 2,471,851	$ 3,666,772	$ 5,279,914
Net Income per Common Share			
Basic	$ 0.09	$ 0.13	$ 0.18
Diluted	$ 0.09	$ 0.13	$ 0.18
Weighted Average Number of Common Shares and Common Stock Equivalents Outstanding:			
Basic	28,284,890	29,151,942	29,486,327
Diluted	28,433,541	29,157,274	29,486,327

See notes to consolidated financial statements.

CLIFTON SAVINGS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended March 31, 2007, 2006 and 2005

	Common Stock	Paid-In Capital	Deferred Compensation Obligation Under Rabbi Trust	Retained Earnings-Substantially Restricted	Treasury Stock	Common Stock Acquired by ESOP	Unearned Common Stock held by the Equity Incentive Plan	Accumulated Other Comprehensive Income (Loss)	Stock Held by Rabbi Trust	Total
Balance - March 31, 2004	$ 305,305	$ 133,796,416	$ -	$ 76,591,010	$	$ (10,807,787)	$ -	$ 21,655	$ -	$199,906,599
Comprehensive income:										
Net income	-	-	-	5,279,914	-	-	-	-	-	5,279,914
Unrealized (loss) on securities available for sale, net of income taxes of $737,272	-	-	-	-	-	-	-	(1,108,677)	-	(1,108,677)
Total Comprehensive Income										4,171,237
ESOP shares committed to be released	-	132,188	-	-	-	732,733	-	-	-	864,921
Cash dividends declared ($0.14 per share)	-	-	-	(1,769,546)	-	-	-	-	-	(1,769,546)
Balance - March 31, 2005	305,305	133,928,604	-	80,101,378	-	(10,075,054)	-	(1,087,022)	-	203,173,211
Comprehensive income:										
Net income	-	-	-	3,666,772	-	-	-	-	-	3,666,772
Unrealized (loss) on securities available for sale, net of income taxes of $245,418	-	-	-	-	-	-	-	(369,050)	-	(369,050)
Total Comprehensive Income										3,297,722
ESOP shares committed to be released	-	26,280	-	-	-	732,732	-	-	-	759,012
Purchase of treasury stock - 835,696 shares	-	-	-	-	(8,689,942)	-	-	-	-	(8,689,942)
Funding of Restricted Stock Awards	-	(104,285)	-	-	6,085,346	-	(5,981,061)	-	-	-
Vesting of Restricted Stock Awards	-	-	-	-	-	-	1,594,947	-	-	1,594,947
Funding of Supplemental Executive Retirement Plan	-	8,982	105,860	-	45,389	-	-	-	(54,371)	105,860
Cash dividends declared ($0.20 per share)	-	-	-	(2,492,484)	-	-	-	-	-	(2,492,484)
Balance - March 31, 2006	305,305	133,859,581	105,860	81,275,666	(2,559,207)	(9,342,322)	(4,386,114)	(1,456,072)	(54,371)	197,748,326
Comprehensive income:										
Net income	-	-	-	2,471,851	-	-	-	-	-	2,471,851
Unrealized gain on securities available for sale, net of income taxes of $564,895	-	-	-	-	-	-	-	849,465	-	849,465
Total Comprehensive Income										3,321,316
Adoption of SFAS No.123 (R)	-	(4,386,114)	-	-	-	-	4,386,114	-	-	-
Adjustment upon initial adoption of SFAS No. 158, net of income taxes of $228,031	-	-	-	-	-	-	-	(342,902)	-	(342,902)
ESOP shares committed to be released	-	97,756	-	-	-	732,732	-	-	-	830,488
Purchase of treasury stock - 1,477,538 shares	-	-	-	-	(16,890,512)	-	-	-	-	(16,890,512)
Stock option expense	-	784,493	-	-	-	-	-	-	-	784,493
Vesting of Restricted Stock Awards	-	1,331,569	-	-	-	-	-	-	-	1,331,569
Forfeiture of Restricted Stock Awards	-	247,173	-	-	(247,173)	-	-	-	-	-
Funding of Supplemental Executive Retirement Plan	-	1,128	39,985	-	33,090	-	-	-	(34,218)	39,985
Exercise of stock options	-	(110)	-	-	24,604	-	-	-	-	24,494
Tax benefit from stock based compensation	-	135,026	-	-	-	-	-	-	-	135,026
Cash dividends declared ($0.20 per share)	-	-	-	(2,384,639)	-	-	-	-	-	(2,384,639)
Balance - March 31, 2007	$ 305,305	$ 132,070,502	$ 145,845	$ 81,362,878	$ (19,639,198)	$ (8,609,590)	$ -	$ (949,509)	$ (88,589)	$184,597,644

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,		
	2007	2006	2005
Cash Flows From Operating Activities			
Net income	$ 2,471,851	$ 3,666,772	$ 5,279,914
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of premises and equipment	628,637	708,816	635,465
Net amortization of deferred fees and costs, premiums and discounts	518,015	666,159	527,311
Provision for loan losses	90,000	160,000	260,000
Loss on sale of mortgage-backed securities held to maturity	-	-	26,322
Gain on sale of premises and equipment	-	-	(92,834)
Loss on disposal of premises and equipment	-	7,527	-
Decrease (increase) in interest receivable	84,489	(62,305)	(1,393,556)
Deferred income tax benefit	(756,540)	(419,465)	(233,129)
Decrease (increase) in other assets	158,307	(35,994)	68,097
(Decrease) increase in accrued interest payable	(36,652)	(28,210)	231,450
Increase (decrease) in other liabilities	95,990	(66,643)	863,024
(Increase) in cash surrender value of bank owned life insurance	(128,676)	-	-
ESOP shares committed to be released	830,488	759,012	864,921
Restricted stock expense	1,331,569	1,594,947	-
Stock option expense	784,493	-	-
Increase in deferred compensation obligation under Rabbi Trust	39,985	34,203	-
Net Cash Provided by Operating Activities	6,111,956	6,984,819	7,036,985
Cash Flows From Investing Activities			
Proceeds from calls, maturities and repayments of:			
Investment securities available for sale	35,000,000	20,000,000	-
Mortgage-backed securities available for sale	9,593,466	12,638,803	5,908,061
Investment securities held to maturity	45,000,000	13,000,000	58,000,000
Mortgage-backed securities held to maturity	33,334,391	46,105,338	63,601,238
Proceeds from sale of :			
Mortgage-backed securities held to maturity	-	-	2,357,517
Premises and equipment	-	-	209,625
Redemptions of Federal Home Loan Bank of New York stock	1,205,100	2,250,100	-
Purchases of:			
Investment securities available for sale	-	-	(54,985,000)
Mortgage-backed securities available for sale	-	-	(74,819,627)
Investment securities held to maturity	(40,000,000)	(45,000,000)	(74,978,125)
Mortgage-backed securities held to maturity	-	-	(32,486,996)
Loans receivable	(3,930,382)	(5,017,827)	(46,933,211)
Premises and equipment	(183,236)	(529,596)	(1,160,549)
Federal Home Loan Bank of New York stock	(642,100)	(1,659,500)	(731,400)
Bank owned life insurance	(20,000,000)	-	-
Net change in loans receivable	(11,136,093)	(44,682,021)	(57,993,338)
Net Cash Provided by (Used in) Investing Activities	48,241,146	(2,894,703)	(214,011,805)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,		
	2007	2006	2005
Cash Flows From Financing Activities			
Net (decrease) increase in deposits	$ (4,503,331)	$ 15,509,435	$ 19,450,571
Net (decrease) in short-term borrowed funds	-	(5,000,000)	-
Proceeds from advances from Federal Home Loan Bank of New York	-	-	80,000,000
Principal payments on advances from Federal Home Loan Bank of New York	(12,527,737)	(12,388,612)	(4,737,170)
Net increase in payments by borrowers for taxes and insurance	275,798	473,957	494,491
Dividends paid	(2,384,639)	(2,492,484)	(1,769,546)
Purchase of treasury stock	(16,890,512)	(8,689,942)	-
Exercise of stock options	24,494	-	-
Tax benefit from stock based compensation	135,026	-	-
Net Cash (Used in) Provided by Financing Activities	(35,870,901)	(12,587,646)	93,438,346
Net Increase (decrease) in Cash and Cash Equivalents	18,482,201	(8,497,530)	(113,536,474)
Cash and Cash Equivalents - Beginning	22,623,028	31,120,558	144,657,032
Cash and Cash Equivalents - Ending	$ 41,105,229	$ 22,623,028	$ 31,120,558
Supplementary Cash Flows Information:			
Cash Paid During the Period for:			
Interest on deposits and borrowings	$ 21,637,166	$ 17,600,545	$ 12,166,042
Income taxes paid, net of refunds	$ 2,209,607	$ 3,133,133	$ 2,891,469

See notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidated Financial Statement Presentation

The consolidated financial statements include the accounts of the Clifton Savings Bancorp, Inc. (the "Company"), the Company's wholly-owned subsidiary, Clifton Savings Bank, S.L.A. (the "Savings Bank"), and the Savings Bank's wholly-owned subsidiary, Botany Inc. ("Botany"). All significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the consolidated statement of financial condition dates and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the assessment of prepayment risks associated with mortgage-backed securities, and the determination of the amount of deferred tax assets which are more likely than not to be realized. Management believes that the allowance for loan losses is adequate, prepayment risks associated with mortgage-backed securities are properly recognized, and all deferred tax assets are more likely than not to be recognized. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change. Finally, the determination of the amount of deferred tax assets more likely than not to be realized is dependent on projections of future earnings, which are subject to frequent change.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Savings Bank's allowance for loan losses. Such agencies may require the Savings Bank to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examinations.

Business of the Company and Subsidiaries

The Company's primary business is the ownership and operation of the Savings Bank. The Savings Bank is principally engaged in the business of attracting deposits from the general public at its ten locations in northern New Jersey and using these deposits, together with other funds, to invest in securities and to make loans collateralized by residential and commercial real estate and, to a lesser extent, consumer loans. The Savings Bank's subsidiary, Botany, was organized in December 2004 under New Jersey law as a New Jersey Investment Company primarily to hold investment and mortgage-backed securities.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from banks, interest-bearing deposits in other banks with original maturities of three months or less, and federal funds sold. Generally, federal funds sold are sold for one-day periods.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities

Investments in debt securities over which there exists a positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities nor as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of applicable deferred income taxes, reported in the accumulated other comprehensive income (loss) component of stockholders' equity.

On a quarterly basis, the Company makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. The Company considers many factors including the severity and duration of the impairment; the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss.

Discounts and premiums on all securities are accreted or amortized to maturity by use of the level-yield method. Gain or loss on sales of securities is based on the specific identification method.

Concentration of Credit Risk

Financial instruments which potentially subject the Company, Savings Bank and Botany to concentrations of credit risk consist of cash and cash equivalents, investment and mortgage-backed securities and loans. Cash and cash equivalents include amounts placed with highly rated financial institutions. Investment securities include securities backed by the U.S. Government and other highly rated instruments. The Savings Bank's lending activity is primarily concentrated in loans collateralized by real estate in the State of New Jersey. As a result, credit risk is broadly dependent on the real estate market and general economic conditions in the State.

Loans Receivable

Loans receivable are stated at unpaid principal balances, plus premiums and net deferred loan origination costs. Interest is calculated by use of the simple interest method.

Recognition of interest by the accrual method is generally discontinued when interest or principal payments are ninety days or more in arrears, or when other factors indicate that the collection of such amounts is doubtful. At the time a loan is placed on nonaccrual status, an allowance for uncollected interest is recorded in the current period for previously accrued and uncollected interest. Interest on such loans, if appropriate, is recognized as income when payments are received. A loan is returned to accrual status when interest or principal payments are no longer ninety days or more in arrears on a contractual basis and factors indicating doubtful collectibility no longer exist.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Loan Losses

An allowance for loan losses is maintained at a level considered necessary to provide for loan losses based upon an evaluation of known and inherent losses in the loan portfolio. Management of the Savings Bank, in determining the allowance for loan losses, considers the losses inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the local economic and real estate market conditions. The Savings Bank utilizes a two-tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of a general valuation allowance on the remainder of its loan portfolio. The Savings Bank maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of impaired loans.

Such a system takes into consideration, among other things, delinquency status, size of loans, types of collateral and financial condition of borrowers. A loan is deemed to be impaired when, based on current information and events, it is probable that the Savings Bank will be unable to collect all amounts when due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated individually. The Savings Bank does not aggregate such loans for evaluation purposes. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Payments received on impaired loans are applied first to accrued interest receivable and then to principal.

General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgment. Regardless of the extent of the analysis of customer performance, portfolio evaluations, trends or risk management processes established, certain inherent, but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their condition, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends, and the sensitivity of assumptions utilized to establish allocated allowances for homogeneous groups of loans among other factors. An unallocated allowance is maintained to recognize the existence of these exposures. These other risk factors are continuously reviewed and revised by management where conditions indicate that the estimates initially applied are different from actual results.

Loan Origination Fees

The Savings Bank defers loan origination fees and certain direct loan origination costs and amortizes such amounts, using the interest method, as an adjustment of yield over the contractual lives of the related loans. The Savings Bank anticipates prepayments within its loan portfolio and adjusts the amortization of origination fees and costs accordingly using an annually adjusted prepayment factor.

Bank Owned Life Insurance

Bank owned life insurance ("BOLI) is accounted for in accordance with Financial Accounting Standards Board ("FASB") Technical Bulletin No. 85-4, "Accounting for Purchases of Life Insurance" and Emerging Issues Task Force ("EITF") No. 06-04, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split –Dollar Life Insurance Agreements." The cash surrender value of BOLI is recorded on our consolidated statement of financial condition as an asset and the change in the cash surrender value is recorded as non-interest income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Premises and Equipment

Premises and equipment are comprised of land, at cost, and land improvements, buildings and improvements, furnishings and equipment and leasehold improvements, at cost, less accumulated depreciation and amortization. Depreciation and amortization charges are computed on the straight-line method over the following estimated useful lives:

	Years
Land improvements	5 - 20
Buildings and improvements	5 - 40
Furnishings and equipment	2 - 10
Leasehold improvements	Shorter of useful life or term of lease

Significant renovations and additions are charged to the premises and equipment account. Maintenance and repairs are charged to operations in the year incurred.

Income Taxes

The Company, Savings Bank and Botany file a consolidated federal income tax return. Income taxes are allocated based on their respective contribution of income or loss to the consolidated federal income tax return. Separate state income tax returns are filed.

Federal and state income taxes have been provided on the basis of reported income. The amounts reflected on the Company's and subsidiaries' tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes.

Deferred income tax expense or benefit is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for the portion of the asset which is not likely to be realized. Management believes, based upon current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize the deferred tax assets.

Interest Rate Risk

The potential for interest-rate risk exists as a result of the generally shorter duration of interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing net interest income. For this reason, management regularly monitors the maturity structure of assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings Per Share (EPS)

Basic EPS is based on the weighted average number of common shares actually outstanding, and is adjusted for Employee Stock Ownership Plan ("ESOP") shares not yet committed to be released, unvested restricted stock awards and deferred compensation obligations required to be settled in shares of Company stock. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as unvested restricted stock awards and outstanding stock options, were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted EPS is calculated by adjusting the weighted average number of shares of common stock outstanding to include the effect of contracts or securities exercisable (such as stock awards and options) or which could be converted into common stock, if dilutive, using the treasury stock method. The calculation of diluted EPS for the year ended March 31, 2007, include incremental shares related to outstanding stock options and unvested restricted stock awards of 58,539 and 90,112, respectively. The calculation of diluted EPS for the year ended March 31, 2006, include incremental shares related to outstanding stock options and unvested restricted stock awards of 4,187 and 1,146, respectively. Shares issued and reacquired during any period are weighted for the portion of the period they were outstanding.

Stock-Based Compensation

At the Company's annual stockholders' meeting held on July 14, 2005, stockholders of the Company approved the Clifton Savings Bancorp, Inc. 2005 Equity Incentive Plan. See Note 13 for additional information regarding grants of stock options and restricted stock under this plan.

The Company adopted FASB Statement of Financial Accounting Standard ("SFAS") No.123 (R) using the modified-prospective transition method, beginning April 1, 2006, and therefore, began to expense the fair value of all outstanding options over their remaining vesting periods to the extent the options were not fully vested as of the date of adoption, and instituted a procedure to expense the fair value of all options granted subsequent to March 31, 2006 over their requisite service periods. Prior to April 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principal Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by SFAS Statement No. 123, Accounting for Stock-Based Compensation. No stock-based employee compensation cost was recognized in the consolidated Statements of Income for the years ended March 31, 2006 and 2005, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share as if the company had applied the fair value recognition provisions of SFAS No. 123 to options granted under the Company's stock option plans in all periods presented. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing model and amortized to expense over the options' vesting periods.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	Years Ended March 31, 2006		Years Ended March 31, 2005	
	(Dollars In Thousands Except Per Share Data)			
Net income as reported	$	3,667	$	5,280
Add: Expense recognized for the Equity Incentive Plan, net of related tax effect of $637,000		958		-
Deduct: Equity Incentive Plan expense determined under fair value based method, net of related tax effect of $1,173,000		(2,279)		-
Pro forma net income	$	2,346	$	5,280
Basic/diluted earnings per share as reported	$	0.13	$	0.18
Pro forma basic/diluted earnings per share	$	0.08	$	0.18

The following table illustrates the impact of share-based compensation recorded during the year ended March 31, 2007, on reported amounts (in thousands, except per share data):

	As Reported		Impact of Share-Based Compensation	
Non-interest expenses	$	12,380	$	784
Income before income taxes	$	3,823	$	(784)
Income taxes	$	1,351	$	(230)
Net income	$	2,472	$	(554)
Net income per common share				
Basic	$	0.09	$	(0.02)
Diluted	$	0.09	$	(0.02)

Defined Benefit Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" -an Amendment of FASB Nos. 87, 88, 106 and 132(R). SFAS No. 158 requires two major changes to accounting for defined benefit and postretirement plans, with two different effective dates. The first requirement of SFAS No. 158, which the Company adopted as of March 31, 2007, requires the recognition of the over-funded and under-funded status of a defined benefit postretirement plan as an asset or liability in the consolidated statement of financial condition, with changes in the funded status recorded through other comprehensive income in the year in which those changes occur. The impact of adoption of SFAS No. 158 on the defined benefit plans is more fully discussed in Note 14 to consolidated financial statements.

The second requirement of SFAS No. 158, which is effective for the Company as of March 31, 2008, requires that the funded status be measured as of the entity's fiscal year-end rather than as of an earlier date currently permitted. The Company currently uses a measurement date of January 1 for its defined benefit pension plans.

Disclosures about Fair Value of Financial Instruments

The following methods and assumptions were used in estimating the fair value of financial instruments:

Cash and Cash Equivalents, Interest Receivable and Interest Payable

The carrying amounts reported in the consolidated statements of financial condition for cash and cash equivalents, interest receivable and interest payable approximate their fair values.

Securities

The fair value of all securities, whether classified as trading, available for sale or held to maturity, is determined by reference to quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans Receivable

Fair value is estimated by discounting the future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans.

Federal Home Loan Bank of New York Stock

Fair value approximates cost basis as these instruments are redeemable only with the issuing agency at face value.

Deposits

The fair value of non-interest-bearing demand, NOW, Super NOW, Money Market, Crystal Checking and Savings and Club accounts is the amount payable on demand at the reporting date. For fixed-maturity certificates of deposit, fair value is estimated by discounting future cash flows using the rates currently offered for deposits of similar remaining maturities.

Advances from Federal Home Loan Bank of New York

The fair value is estimated by discounting future cash flows using rates currently offered for liabilities of similar remaining maturities, or when available, quoted market prices.

Commitments to Extend Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

As of March 31, 2007 and 2006, the fair value of the commitments to extend credit were not considered to be material.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassification

Certain amounts for prior periods have been restated to conform to the current year's presentation.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 157 on our consolidated financial position, results of operations, and cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of SFAS No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with the opportunity to early adopt SFAS No. 159 as of the beginning of a fiscal year that begins on or before November 15, 2007, as long as certain additional conditions are met. We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 159 on our consolidated financial position, results of operations, and cash flows.

In March 2007, the FASB ratified EITF Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF 06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for nonvested equity-classified employee share-based payment awards as an increase to additional paid-in capital. EITF 06-11 is effective for fiscal years beginning after September 15, 2007. The Company does not expect EITF 06-11 will have a material impact on its consolidated financial position, results of operations and cash flows.

In March 2007, the FASB ratified EITF No. 06-10 "Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements". EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. The Company does not expect EITF 06-10 will have a material impact on its consolidated financial position, results of operations and cash flows.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (continued)

On September 7, 2006, the Task Force reached a conclusion on EITF Issue No. 06-5, "Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance". The scope of EITF 06-5 consists of six separate issues relating to accounting for life insurance policies purchased by entities protecting against the loss of "key persons." The six issues are clarifications of previously issued guidance on FASB Technical Bulletin No. 85-4. EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The application of EITF 06-5 did not have a material impact on our consolidated financial position, results of operations and cash flows.

NOTE 2 – STOCK REPURCHASE PROGRAM AND DIVIDEND WAIVER

The Company announced several stock repurchase programs. The repurchased shares are held as treasury stock or for general corporate use. During the years ended March 31, 2007 and 2006, 1,459,632 and 831,707 shares were repurchased at an aggregate cost of $16,673,000 and $8,649,000, respectively under these programs. At March 31, 2007, 329,313 shares are remaining to be repurchased under the existing authorized repurchase program. Additionally, during the years ended March 31, 2007 and 2006, 17,906 and 3,989 shares were purchased at a total cost of $218,000 or $12.17 per share, and $41,000 or $10.22 per share, respectively, representing the withholding of shares subject to restricted stock awards under the Clifton Savings Bancorp, Inc. 2005 Equity Incentive Plan for payment of taxes due upon the vesting of restricted stock awards.

During the years ended March 31, 2007 and 2006, Clifton MHC ("MHC"), the federally chartered mutual holding company of the Company, waived its right, upon non-objection from the Office of Thrift Supervision ("OTS") to receive cash dividends of approximately $3,358,000 and $3,358,000, respectively, on the shares of Company common stock it owns. The cumulative amount of dividends waived by the MHC through March 31, 2007 was $9,067,000.

NOTE 3 - INVESTMENT SECURITIES

	March 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:				
Debt securities:				
U.S. Government (including agencies) maturing:				
Within one year	$4,998,733	$ -	$17,483	$4,981,250
	$4,998,733	$ -	$17,483	$4,981,250
Held to maturity:				
Debt securities:				
U.S. Government (including agencies) maturing:				
Within one year	$ 45,000,000	$ -	$206,050	$ 44,793,950
After one but within five years	119,989,209	189,100	888,609	119,289,700
	$ 164,989,209	$ 189,100	$1,094,659	$ 164,083,650

	March 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:				
Debt securities:				
U.S. Government (including agencies) maturing:				
Within one year	$35,000,000	$ -	$348,650	$34,651,350
After one year but within five years	4,992,617	-	89,467	4,903,150
	$39,992,617	$ -	$438,117	$39,554,500
Held to maturity:				
Debt securities:				
U.S. Government (including agencies) maturing:				
Within one year	$45,000,000	$ -	$523,850	$44,476,150
After one but within five years	124,985,390		2,699,290	122,286,100
	$169,985,390	$ -	$3,223,140	$166,762,250

NOTE 3 - INVESTMENT SECURITIES (CONTINUED)

The age of unrealized losses and the fair value of related investment securities were as follows:

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
March 31, 2007:						
U.S. Government (including agencies):						
Available for sale	$ -	$ -	$ 4,981,250	$ 17,483	$ 4,981,250	$ 17,483
Held to maturity	19,970,000	30,000	103,924,550	1,064,659	123,894,550	1,094,659
	$ 19,970,000	$ 30,000	$ 108,905,800	$ 1,082,142	$ 128,875,800	$1,112,142
March 31, 2006:						
U.S. Government (including agencies):						
Available for sale	$ -	$ -	$ 39,554,500	$ 438,117	$ 39,554,500	$ 438,117
Held to maturity	44,436,300	563,700	122,325,950	2,659,440	166,762,250	3,223,140
	$44,436,300	$ 563,700	$161,880,450	$ 3,097,557	$206,316,750	$ 3,661,257

Management does not believe that any of the unrealized losses at March 31, 2007 (twenty-five agencies) represent an other-than-temporary impairment as they are primarily related to market interest rates and not related to the underlying credit quality of the issuers of the securities. Additionally, the Company and Subsidiaries have the ability, and management has the intent, to hold such securities for the time necessary to recover the amortized cost.

There were no sales of investment securities available for sale or held to maturity during the years ended March 31, 2007, 2006, and 2005.

NOTE 4 - MORTGAGE-BACKED SECURITIES

	March 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:				
Federal Home Loan Mortgage Corporation	$25,977,609	$ 267	$518,217	$25,459,659
Federal National Mortgage Association	20,804,426	-	474,570	20,329,856
	$46,782,035	$ 267	$992,787	$45,789,515
Held to maturity:				
Federal Home Loan Mortgage Corporation	$52,005,605	$ 108,167	$1,013,838	$51,099,934
Federal National Mortgage Association	25,126,607	96,351	303,582	24,919,376
Governmental National Mortgage Association	12,967,840	8,411	193,672	12,782,579
	$90,100,052	$ 212,929	$1,511,092	$88,801,889

	March 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:				
Federal Home Loan Mortgage Corporation	$30,911,968	$ 1,061	$1,012,399	$29,900,630
Federal National Mortgage Association	25,475,297	-	974,907	24,500,390
	$56,387,265	$ 1,061	$1,987,306	$54,401,020
Held to maturity:				
Federal Home Loan Mortgage Corporation	$68,002,523	$ 103,734	$2,195,126	$65,911,131
Federal National Mortgage Association	36,539,465	100,847	682,197	35,958,115
Governmental National Mortgage Association	19,366,729	5,598	496,152	18,876,175
	$123,908,717	$ 210,179	$3,373,475	$120,745,421

NOTE 4 - MORTGAGE-BACKED SECURITIES (CONTINUED)

Contractual maturity data for mortgage-backed securities is as follows:

	March 31,			
	2007		2006	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available for sale:	(In Thousands)			
Due after one through five years	$ 11	$ 11	$ 27	$ 28
Due after ten years	46,771	45,779	56,360	54,373
	$ 46,782	$ 45,790	$ 56,387	$ 54,401
Held to maturity:				
Due within one year	$ 58	$ 58	$ 132	$ 133
Due after one through five years	4,598	4,517	6,551	6,423
Due after five through ten years	646	664	817	832
Due after ten years	84,798	83,563	116,409	113,357
	$ 90,100	$ 88,802	$ 123,909	$ 120,745

The amortized cost and carrying values shown above are by contractual final maturity. Actual maturities will differ from contractual final maturities due to scheduled monthly payments related to mortgage-backed securities and due to the borrowers having the right to prepay obligations with or without prepayment penalties.

The age of gross unrealized losses and the fair value of related mortgage-backed securities were as follows:

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
March 31, 2007:						
Available for sale	$ -	$ -	$45,778,432	$ 992,787	$45,778,432	$ 992,787
Held to maturity	9,577,236	69,289	68,285,892	1,441,803	$77,863,128	1,511,092
	$ 9,577,236	$ 69,289	$114,064,324	$ 2,434,590	$123,641,560	$ 2,503,879
March 31, 2006:						
Available for sale	$16,090,257	$376,626	$38,282,401	$1,610,680	$54,372,658	$ 1,987,306
Held to maturity	6,023,270	49,528	104,151,153	3,323,947	110,174,423	3,373,475
	$22,113,527	$426,154	$142,433,554	$4,934,627	$164,547,081	$ 5,360,781

NOTE 4 - MORTGAGE-BACKED SECURITIES (CONTINUED)

Management does not believe that any of the unrealized losses at March 31, 2007 (sixty mortgage-backed securities) represent an other-than-temporary impairment as they are primarily related to market interest rates and not related to the underlying credit quality of the issuers of the securities. Additionally, the Company and Subsidiaries have the ability, and management has the intent, to hold such securities for the time necessary to recover amortized cost.

During the year ended March 31, 2005, proceeds from the sale of mortgage-backed securities held to maturity totaled $2,358,000 resulting in gross gains of $27,879 and gross losses of $54,201. The remaining principal balance for each of the mortgage-backed securities held to maturity sold was less than 15% of the original principal purchased. There were no sales of mortgage-backed securities available for sale during the years ended March 31, 2007, 2006 and 2005, and no sales of mortgage-backed securities held to maturity during the years ended March 31, 2007 and 2006.

NOTE 5 - LOANS RECEIVABLE

	March 31,	
	2007	**2006**
Real estate mortgage:		
One- to four-family	$388,603,395	$378,500,437
Multi-family and commercial	13,890,087	12,876,988
	402,493,482	391,377,425
Real estate construction	1,994,015	3,769,119
Consumer:		
Second mortgage	12,186,604	7,567,174
Passbook or certificate	1,251,073	996,191
Equity line of credit	859,311	1,429,549
Other	290,000	290,000
	14,586,988	10,282,914
Total Loans	419,074,485	405,429,458
Less:		
Loans in process	(227,270)	(1,512,122)
Net premiums and deferred loan costs	1,118,905	1,024,220
	891,635	(487,902)
	$419,966,120	$404,941,556

NOTE 5 - LOANS RECEIVABLE (CONTINUED)

At March 31, 2007, 2006, and 2005, nonaccrual loans for which interest has been discontinued totaled approximately $258,000, $10,000, and $1,000, respectively. During the years ended March 31, 2007, 2006, and 2005, interest income of approximately $12,000, $1,000, and $ -0-, respectively, was recognized on these loans. Interest income that would have been recorded, had the loans been on accrual status and performing in accordance with the original terms of the contracts, amounted to approximately $16,000, $1,000, and $ -0-, for the years ended March 31, 2007, 2006, and 2005, respectively.

As of March 31, 2007 and 2006, and during each of the years in the three-year period ended March 31, 2007, there were no impaired loans as defined by SFAS No. 114.

The Savings Bank has granted loans to certain officers and directors of the Company and Savings Bank and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The activity with respect to loans to directors, officers and associates of such persons, is as follows:

	Years Ended March 31,	
	2007	2006
Balance, beginning	$ 1,057,000	$ 1,575,000
Loans originated	60,000	256,000
Loans to newly associated parties	125,000	-
Persons no longer associated	(187,000)	(645,000)
Collection of principal	(317,000)	(129,000)
Balance, ending	$ 738,000	$ 1,057,000

The following is an analysis of the allowance for loan losses:

	Years Ended March 31,		
	2007	2006	2005
Balance - beginning	$ 1,260,000	$ 1,100,000	$ 840,000
Provision charged to operations	90,000	160,000	260,000
Balance - ending	$ 1,350,000	$ 1,260,000	$ 1,100,000

NOTE 6 - PREMISES AND EQUIPMENT

	March 31,	
	2007	**2006**
Land and land improvements	$ 3,248,705	$ 3,216,225
Buildings and improvements	6,940,691	6,892,732
Furnishings and equipment	2,183,692	2,415,602
Leasehold improvements	270,781	261,998
Construction in process	-	4,250
	12,643,869	12,790,807
Accumulated depreciation and amortization	(4,260,370)	(3,957,657)
	$ 8,383,499	$ 8,833,150

Included in land and land improvements at March 31, 2007 and 2006 is $0 and $177,000 of land which is being held for future branch expansion.

Rental expenses related to the occupancy of leased premises totaled approximately $75,000, $77,000 and $111,000 for the years ended March 31, 2007, 2006 and 2005, respectively. The minimum obligation under the lease agreements, which expire through May 31, 2011, for each of the years ended March 31 is as follows:

2008	$ 70,000
2009	28,000
2010	28,000
2011	28,000
2012	4,000
	$158,000

NOTE 7 - INTEREST RECEIVABLE

	March 31,	
	2007	**2006**
Loans	$ 1,901,590	$ 1,784,830
Mortgage-backed securities	611,290	753,684
Investment securities	1,930,548	1,985,518
	4,443,428	4,524,032
Allowance for uncollected interest on loans	(4,128)	(243)
	$ 4,439,300	$ 4,523,789

NOTE 8 – DEPOSITS

	March 31,					
	2007			2006		
	Weighted Average Rate	Amount	Percent	Weighted Average Rate	Amount	Percent
Demand accounts:						
Non-interest bearing	0.00 %	$ 3,744,659	0.66 %	0.00 %	$ 2,132,281	0.37 %
Crystal Checking	2.68	7,751,031	1.37	2.68	11,112,662	1.94
NOW	0.74	19,421,221	3.42	0.74	19,262,543	3.37
Super NOW	0.74	177,900	0.03	0.74	213,925	0.04
Money Market	3.39	20,966,657	3.69	3.39	17,678,893	3.09
	2.04	52,061,468	9.17	2.07	50,400,304	8.81
Savings and club accounts	1.12	100,666,359	17.74	1.19	126,142,941	22.06
Certificates of deposit	4.58	414,730,945	73.09	3.65	395,418,858	69.13
Total Deposits	3.73 %	$567,458,772	100.00 %	2.96 %	$571,962,103	100.00 %

Certificates of deposit with balances of $100,000 or more at March 31, 2007 and 2006 totaled approximately $83,805,000 and $69,167,000, respectively.

The scheduled maturities of certificates of deposit are as follows:

	March 31,	
	2007	2006
	(In Thousands)	
One year or less	$329,668	$278,912
After one to two years	53,308	92,180
After two to three years	18,210	19,458
After three to four years	12,049	4,669
After four years to five years	1,496	200
	$414,731	$395,419

NOTE 8 – DEPOSITS (CONTINUED)

Interest expense on deposits consists of the following:

	Years Ended March 31, 2007	2006	2005
Demand	$ 1,044,257	$ 708,164	$ 308,402
Savings and club	1,293,873	1,858,750	2,317,207
Certificates of deposits	17,248,516	12,505,527	8,176,783
	$ 19,586,646	$ 15,072,441	$ 10,802,392

NOTE 9 - ADVANCES FROM FEDERAL HOME LOAN BANK OF NEW YORK ("FHLB")

The maturities and weighted average fixed interest rates of FHLB advances were as follows:

	March 31,			
	2007		2006	
Maturing During Year Ending	Balance	Weighted Average Interest Rate	Balance	Weighted Average Interest Rate
2007	$ -	- %	$ 12,527,737	3.37 %
2008	18,672,590	3.64	18,672,590	3.64
2009	18,823,405	3.94	18,823,405	3.94
2010	3,144,518	4.09	3,144,518	4.09
2011	2,991,416	4.11	2,991,416	4.11
2012	1,714,552	4.05	1,714,552	4.05
	$ 45,346,481	3.84 %	$ 57,874,218	3.74 %

The carrying value of collateral pledged for the above advances was as follows:

	March 31, 2007	2006
	(In Thousands)	
U.S. Government Agency bonds:		
Held to maturity	$ 5,000	$ 5,000
	5,000	5,000
Mortgage-backed securities:		
Available for sale	43,461	56,360
Held to maturity	-	329
	43,461	56,689
	$ 48,461	$ 61,689

NOTE 9 - ADVANCES FROM FEDERAL HOME LOAN BANK OF NEW YORK ("FHLB") (CONTINUED)

At March 31, 2007, the Company also had available to it $79.4 million under a revolving overnight line of credit, and $79.4 million under a one-month overnight repricing line of credit agreement with the FHLB. These credits expire on July 31, 2007. At March 31, 2006, the Company had available to it $78.6 million under a revolving overnight line of credit, and $78.6 million under a one-month overnight repricing line of credit agreement with the FHLB which expired on July 31, 2006.

NOTE 10 - REGULATORY CAPITAL

The Savings Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Savings Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices must be met. The Savings Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined by regulations) to risk-weighted assets (as defined), and of Tier 1 and tangible capital to adjusted total assets (as defined). Management believes, as of March 31, 2007 and 2006, that the Savings Bank met all capital adequacy requirements to which it was subject.

As of February 27, 2006, the most recent notification from the State of New Jersey Department of Banking and Insurance, the Savings Bank, based on its actual capital amount as of December 31, 2005, was well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Savings Bank must maintain minimum total, risk-based and Tier 1 leverage ratios as set forth in the following table. In the opinion of management, no conditions or events have occurred since that notification that would have changed the Savings Bank's category.

The actual capital amounts and ratios of the Savings Bank are as follows:

			OTS Requirements			
	Actual		Minimum Capital Adequacy		For Classification as Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars In Thousands)			
As of March 31, 2007:						
Total capital (to risk-weighted assets)	$144,903	46.70 %	$24,822	8.00 %	$31,027	10.00 %
Tier 1 capital (to risk-weighted assets)	143,553	46.27	12,411	4.00	18,616	6.00
Core (tier 1) capital (to adjusted total assets)	143,553	18.27	31,435	4.00	39,293	5.00
Tangible capital (to adjusted tangible assets)	143,553	18.27	11,788	1.50	-	-
As of March 31, 2006:						
Total capital (to risk-weighted assets)	$139,243	47.02 %	$23,689	8.00 %	$29,611	10.00 %
Tier 1 capital (to risk-weighted assets)	137,983	46.60	11,844	4.00	17,767	6.00
Core (tier 1) capital (to adjusted total assets)	137,983	17.34	31,839	4.00	39,798	5.00
Tangible capital (to adjusted tangible assets)	137,420	17.28	11,931	1.50	-	-

NOTE 10 - REGULATORY CAPITAL (CONTINUED)

The following table presents a reconciliation of the Savings Bank's capital per GAAP to regulatory capital:

	March 31,	
	2007	2006
	(In Thousands)	
GAAP capital	$142,603	$136,616
Net unrealized losses on securities available for sale	607	1,367
SFAS No. 158 adjustment	343	-
	143,553	137,983
General valuation allowance	1,350	1,260
Total Risk-based Capital	$144,903	$139,243

NOTE 11 - INCOME TAXES

The components of income taxes are summarized as follows:

	Years Ended March 31,		
	2007	2006	2005
Current tax expense:			
Federal income	$ 1,719,377	$ 2,236,829	$ 2,958,651
State income	388,446	306,269	788,198
Total Current Income Taxes	2,107,823	2,543,098	3,746,849
Deferred tax (benefit):			
Federal income	(372,286)	(325,702)	(172,922)
State income	(384,254)	(93,763)	(60,207)
Total Deferred Income Tax (Benefit)	(756,540)	(419,465)	(233,129)
	$ 1,351,283	$ 2,123,633	$ 3,513,720

NOTE 11 - INCOME TAXES (CONTINUED)

The following table presents a reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 34% to income before income taxes:

	Years Ended March 31,		
	2007	2006	2005
Federal income tax at the statutory rate	$ 1,299,866	$ 1,968,738	$ 2,989,836
Increase (decrease) in income taxes resulting from:			
New Jersey income tax, net of federal income tax effect	2,767	140,254	480,474
Bank owned life insurance income	(43,750)	-	-
Incentive stock option expense	71,049	-	-
Other, net	21,351	14,641	43,410
Total Income Tax Expense	$ 1,351,283	$ 2,123,633	$ 3,513,720
Effective income tax rate	35.3%	36.7%	40.0%

Deferred tax assets and liabilities consisted of the following:

	March 31,	
	2007	2006
Deferred income tax assets:		
Net unrealized losses on securities available for sale	$ 403,395	$ 968,290
Pension costs	654,097	577,321
Allowance for loan losses	539,190	503,244
Benefit plans	215,027	159,255
Depreciation	90,706	-
Post-retirement benefit obligation	228,031	-
Non-qualified benefit plans	229,864	-
Loan fees	3,292	5,066
Employee Stock Ownership Plan	199,560	136,349
Supplemental Executive Retirement Plan	65,420	47,106
NJ net operating loss carryforwards	134,829	-
NJ AMA carryover	33,257	-
Other	14,355	13,518
Total Deferred Tax Assets	2,811,023	2,410,149
Deferred income tax liabilities - depreciation	-	18,802
Net Deferred Tax Asset Included in Other Assets	$ 2,811,023	$ 2,391,347

NOTE 11 - INCOME TAXES (CONTINUED)

The Savings Bank has New Jersey net operating loss carryforwards in the amount of approximately $2,270,000, which expire through 2014.

Retained earnings at March 31, 2007 and 2006, includes approximately $6,378,000 of tax bad debt deductions for which no provision for income tax has been made. Reduction of such amount for purposes other than bad debt losses will result in income for tax purposes only, and will be subject to income tax at the then current rate.

NOTE 12 - EMPLOYEE BENEFIT PLANS

ESOP

Effective upon the consummation of the Savings Bank's reorganization in March 2004, an ESOP was established for all eligible employees who had completed a twelve-month period of employment with the Savings Bank and at least 1,000 hours of service and had attained the age of 21. The ESOP used $10,990,970 in proceeds from a term loan obtained from the Company to purchase 1,099,097 shares of Company common stock. The term loan principal is payable over fifteen equal annual installments through December 31, 2018. Interest on the term loan is fixed at a rate of 4.00%. Each year, the Savings Bank intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments required on the term loan. The loan is further paid down by the amount of dividends paid, if any, on the common stock owned by the ESOP.

Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the Plan, in the year of allocation.

The ESOP is accounted for in accordance with Statement of Position 93-6 "Accounting for Employee Stock Ownership Plans," which was issued by the American Institute of Certified Public Accountants. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Savings Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense was approximately $802,000, $759,000 and $865,000 for the years ended March 31, 2007, 2006 and 2005, respectively.

The ESOP shares were as follows:

	March 31,	
	2007	**2006**
Allocated shares	218,622	153,546
Shares committed to be released	9,791	10,154
Unearned shares	860,962	934,235
Total ESOP Shares	1,089,375	1,097,935
Fair value of unearned shares	$10,279,886	$9,986,972

NOTE 12 - EMPLOYEE BENEFIT PLANS (CONTINUED)

Section 401(k) Plan

The Savings Bank sponsors a Plan pursuant to Section 401(k) of the Internal Revenue Code ("IRC"), for all eligible (attainment of age 21 and one year of service) employees. Employees may elect to save up to 25% of their compensation, subject to IRC limits. For each dollar up to 4.5% of compensation, the Savings Bank will match 50% of the employee's contribution. The Plan expense for the years ended March 31, 2007, 2006, and 2005, was approximately $63,000, $63,000 and $51,000, respectively.

Supplemental Executive Retirement Plan ("SERP")

Effective upon the consummation of the Savings Bank's reorganization in March 2004, a SERP was established. The plan provides participating executives with benefits otherwise limited by certain provisions of the Internal Revenue Code or the terms of the employee stock ownership plan loan. Specifically, the plan provides benefits to eligible officers (those designated by the Board of Directors of the Savings Bank) that cannot be provided under the Section 401(k) plan or the ESOP as a result of limitations imposed by the Internal Revenue Code, but that would have been provided under the plans, but for these Internal Revenue Code limitations. In addition to providing for benefits lost under tax-qualified plans as a result of the Internal Revenue Code limitations, the new plan also provides supplemental benefits upon a change of control prior to the scheduled repayment of the ESOP loan. Generally, upon a change in control, the SERP provides participants with a benefit equal to what they would have received under the ESOP, had they remained employed throughout the term of the loan, less the benefits actually provided under the plan on the participant's behalf. A participant's benefits generally become payable upon a change in control of the Savings Bank and the Company. The SERP expense for the years ended March 31, 2007, 2006, and 2005, was approximately $46,000, $39,000 and $68,000, respectively. At March 31, 2007 and 2006, the accrued SERP liability was $164,000 and $118,000, respectively.

NOTE 13 - STOCK-BASED COMPENSATION

At the Company's annual stockholders' meeting held on July 14, 2005, stockholders of the Company approved the Clifton Savings Bancorp, Inc. 2005 Equity Incentive Plan. Under this plan, the Company may grant options to purchase up to 1,495,993 shares of Company common stock and may grant up to 598,397 shares of common stock as restricted stock awards.

On December 7, 2005, 585,231 shares of restricted stock were awarded. The restricted shares awarded had a grant date fair value of $10.22 per share. 20% of the shares awarded were immediately vested, with an additional 20% becoming vested annually thereafter. During the years ended March 31, 2007 and 2006, approximately $1,332,000 and $1,595,000, respectively in expense, was recognized in regard to these restricted stock awards. The Company recognized approximately $532,000 and $637,000 of income tax benefits resulting from this expense for the years ended March 31, 2007 and 2006, respectively.

NOTE 13 - STOCK-BASED COMPENSATION (CONTINUED)

The following is a summary of the status of the Company's restricted shares for the years ended March 31, 2007 and 2006:

	Restricted Shares	Weighted Average Grant Date Fair Value
Granted December 7, 2005	585,231	$10.22
Vesting	(117,046)	10.22
Non-vested at March 31, 2006	468,185	10.22
Vesting	(134,579)	10.22
Granted	-	-
Forfeited	(21,065)	10.22
Non-vested at March 31, 2007	312,541	$10.22

For the year ended March 31, 2007, 3,113 shares of restricted stock were forfeited by participants due to the participants' discontinued employment with the Savings Bank. In addition, 17,952 shares of restricted stock that had been previous awarded were forfeited by a participant due to the participant's retirement. No shares were forfeited during the year ended March 31, 2006. The Company may consider awarding these such shares at a later day.

Expected future compensation expense relating to the 313,000 non-vested restricted shares outstanding at March 31, 2007 is $2,839,000 over a weighted average period of 2.7 years.

On August 31, 2005, options to purchase 1,483,510 shares of common stock at $10.24 per share were awarded and will expire no later than ten years following the grant date. Immediately upon grant, 20% of the options awarded were vested, with an additional 20% becoming vested annually thereafter. In February 2006, the Company's Board of Directors approved the acceleration of the second 20% of the option grants so that those options became fully vested as of March 31, 2006. During the year ended March 31, 2007, approximately $784,000, in stock option expense was recorded net of income tax benefit of $230,000.

NOTE 13 - STOCK-BASED COMPENSATION (CONTINUED)

A summary of stock option activity follows:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at March 31, 2005	-			
Granted	1,483,510	$10.24		
Balance at March 31, 2006	1,483,510	$10.24		
Exercised	(2,392)	10.24		$ 742
Forfeited or cancelled	(48,465)	10.24		
Outstanding at March 31, 2007	1,432,653	$10.24	8.42 Years	2,435,510
Exercisable at March 31, 2007	635,889	$10.24	8.42 Years	1,081,011

No options expired during the years ended March 31, 2007 and 2006. Shares issued upon the exercise of stock options are issued from treasury stock. The Company has an adequate number of treasury shares available for future stock option exercises. Expected future compensation expense relating to the 797,000 non-vested options outstanding at March 31, 2007 is $811,000 over a weighted average period of 2.4 years.

The fair value of the options granted on August 31, 2005, as computed using the Black-Scholes option-pricing model, was determined to be $2.38 per option based upon the following underlying assumptions: a risk-free interest rate, expected option life, expected stock price volatility, and dividend yield of 4.11%, 6.0 years, 21.56%, and 1.95%, respectively.

NOTE 14 – DEFINED BENEFIT PLANS

The following table summarizes the impact of the adoption of SFAS No. 158 on individual line items in the consolidated statement of financial condition as of March 31, 2007:

	Before Adoption of SFAS No. 158	**Impact of SFAS No. 158 Adoption Increase (Decrease)**	**After Adoption of SFAS No. 158**
Other assets	$ 3,626,534	$ (334,709)	$ 3,291,825
Total assets	805,376,584	(334,709)	805,041,875
Other liabilities and accrued expenses	3,521,676	8,193	3,529,869
Total liabilities	620,436,038	8,193	620,444,231
Accumulated other comprehensive (loss)	(606,607)	(342,902)	(949,509)
Total stockholders' equity	184,940,546	(342,902)	184,597,644

NOTE 14 - DEFINED BENEFIT PLANS (CONTINUED)

Directors' Retirement Plan

The Directors' Retirement Plan is a nonqualified, unfunded pension plan with benefits based on fees paid to directors while still active. The funding policy is to pay directors on a pay-as-you-go basis. The measurement dates used to value the plan were January 1, 2007 and 2006, respectively.

The following table sets forth the funded status for the Directors' Retirement Plan and amounts recognized in the consolidated statements of financial condition.

	March 31,	
	2007	2006
Change in projected benefit obligations:		
Benefit obligation - beginning	$ 2,210,149	$ 1,858,731
Service cost	19,124	15,492
Interest cost	128,240	102,368
Actuarial (gain) loss	(257,606)	257,558
Benefits paid	(21,416)	(24,000)
Plan amendments	-	-
Benefit obligation - ending	2,078,491	2,210,149
Change in plan assets:		
Fair value of plan assets - beginning	-	-
Employer contribution	21,416	24,000
Benefits paid	(21,416)	(24,000)
Fair value of plan assets - ending	-	-
Funded status	(2,078,491)	(2,210,149)
Unrecognized prior service cost	-	579,712
Unrecognized net loss	-	467,401
Additional minimum pension liability	-	(562,740)
(Accrued) pension cost included in other liabilities	$ (2,078,491)	$ (1,725,776)
Assumptions:		
Discount rate	6.25%	5.875%
Rate of increase in compensation	4.00%	4.000%

NOTE 14 - DEFINED BENEFIT PLANS (CONTINUED)

Directors' Retirement Plan (Continued)

At March 31, 2007 and 2006, an intangible pension asset of $ - and $562,740, respectively, which is the result of the recording of the additional minimum pension liability, is included in other assets.

The Savings Bank expects to make contributions to the plan during the year ending March 31, 2008, totaling approximately $94,000. At March 31, 2007, benefit payments expected to be paid under the plan are as follows (in thousands):

Year ending March 31:		
2008	$	94
2009		102
2010		110
2011		136
2012		149
2013-2016		1,051
	$	1,642

Net periodic pension cost for the plan included the following components:

	Years Ended March 31,					
	2007		2006		2005	
Service cost	$	19,124	$	15,492	$	49,052
Interest cost		128,240		102,368		112,296
Net amortization and deferral		108,836		88,264		93,096
Net Periodic Pension Cost Included in Directors' Compensation	$	256,200	$	206,124	$	254,444
Assumption:						
Discount rate		5.875%		6.125%		6.375%
Rate of increase in compensation		4.000%		4.000%		4.000%

At March 31, 2007, unrecognized net loss of $187,012 and unrecognized prior service cost of $493,656 were included in accumulated other comprehensive loss in accordance with SFAS No. 158. As required under SFAS No. 158, for the fiscal year ending March 31, 2008, $86,052 of prior service cost is expected to be recognized as a component of net periodic pension cost.

NOTE 14 - DEFINED BENEFIT PLANS (CONTINUED)

Former President's Retirement Plan

The Former President's Retirement Plan is a nonqualified, unfunded pension plan with the only participant the former president of the Savings Bank.

The plan was established on July 24, 1996, with a commencement date of January 1, 1999. The funding policy is to pay the former president $35,000 annually for his life or for a ten year minimum payment period commencing October 1, 1998, to his surviving spouse. Due to the death of the former president in February 2005, his surviving spouse has begun and will continue to receive annual payments of $35,000 through December 31, 2008. The plan shall also provide coverage under a health insurance plan for the former president's spouse for life. The annual costs associated with these benefits are accrued on the basis of actuarial assumptions and included in salaries and employee benefits. The measurement dates used to value the plan were January 1, 2007 and 2006, respectively.

The following table sets forth the funded status for the Former President's Retirement Plan and amounts recognized in the consolidated statements of financial condition:

	March 31,	
	2007	**2006**
Change in projected benefit obligations:		
Benefit obligation - beginning	$ 161,885	$ 188,752
Interest cost	8,924	11,024
Actuarial loss (gain)	(548)	1,938
Benefits paid	(40,120)	(39,829)
Benefit obligation - ending	130,141	161,885
Change in plan assets:		
Fair value of plan assets - beginning	0	0
Employer contribution	40,120	39,829
Benefits paid	(40,120)	(39,829)
Fair value of plan assets - ending	0	0
Funded status	(130,141)	(161,885)
Unrecognized net (gain)	-	(120,550)
(Accrued) pension cost included in other liabilities	$ (130,141)	$ (282,435)
Assumed discount rate	6.25%	5.875%

NOTE 14 - DEFINED BENEFIT PLANS (CONTINUED)

Former President's Retirement Plan (Continued)

The Savings Bank expects to make contributions to the Plan during the year ending March 31, 2008, totaling approximately $40,000. At March 31, 2007, benefit payments expected to be paid under the Plan are as follows (in thousands):

Year ending March 31:		
2008	$	40
2009		31
2010		6
2011		6
2012		6
2013-2016		31
	$	120

Net periodic pension cost for the Plan included the following components:

	Years Ended March 31,		
	2007	2006	2005
Interest cost	$ 8,924	$ 11,024	$ 25,076
Net amortization and deferral	(11,360)	(12,796)	1,672
Net Periodic Cost (Benefit)	$ (2,436)	$ (1,772)	$ 26,748
Assumed discount rate	5.875%	6.125%	6.375%

At March 31, 2007, unrecognized net (gain) of ($109,735) was included in accumulated other comprehensive loss in accordance with SFAS No. 158. As required under SFAS No. 158, for the fiscal year ending March 31, 2008, $10,188 of the net (gain) is expected to be recognized as a component of net periodic pension cost (benefit).

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of financial instruments are as follows:

	March 31,			
	2007		2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In Thousands)			
Financial assets:				
Cash and cash equivalents	$ 41,105	$ 41,105	$ 22,623	$ 22,623
Securities available for sale:				
Investment	4,981	4,981	39,555	39,555
Mortgage-backed	45,790	45,790	54,401	54,401
Securities held to maturity:				
Investment	164,989	164,084	169,985	166,762
Mortgage-backed	90,100	88,802	123,909	120,745
Loans receivable	418,616	409,976	403,682	395,626
Federal Home Loan Bank of New York stock	3,217	3,217	3,780	3,780
Interest receivable	4,439	4,439	4,524	4,524
Financial liabilities:				
Deposits	567,459	569,003	571,962	572,539
FHLB advances	45,346	44,634	57,874	56,268
Interest payable	195	195	232	232

NOTE 16 - COMMITMENTS AND CONTINGENCIES

The Company, Savings Bank and Botany are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet investment needs and the financing needs of the Savings Bank's customers. These financial instruments primarily include commitments to originate and purchase loans. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement in particular classes of financial statements.

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Savings Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Savings Bank, upon extension of credit, is based on management's credit evaluation of the counterparty.

The Savings Bank, at March 31, 2007, had outstanding commitments to originate loans totaling approximately \$3,819,000, which included \$1,015,000 for fixed-rate mortgage loans with interest rates of 6.125%, \$2,626,000 for an adjustable rate commercial mortgage loan with an initial rate of 6.15%, and \$178,000 for fixed rate second mortgage loans with interest rates ranging from 6.00% to 6.25%. Outstanding loan commitments at March 31, 2006 totaled \$9,643,000. These commitments generally expire in three months or less.

NOTE 16 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

At March 31, 2007, the Savings Bank had an outstanding commitment of $5,598,000 to purchase fixed rate mortgage loans at a weighted average rate of 6.08 %, and an outstanding commitment to purchase a $117,000 participation in a $1.2 million loan with an initial rate to be fixed at a margin of 3.25% over the current U.S. Treasury Securities 10 years constant maturity rate. There were no such commitments outstanding at March 31, 2006.

At March 31, 2007 and 2006, undisbursed funds from approved lines of credit under a homeowners' equity lending program amounted to approximately $2,505,000 and $2,400,000, respectively. Unless they are specifically cancelled by notice from the Savings Bank, these funds represent firm commitments available to the respective borrowers on demand.

At March 31, 2007, the Savings Bank had a contract outstanding to purchase land and a building for $950,000 that will be the future site of a new branch office. There was no such commitment outstanding at March 31, 2006.

Management does not anticipate losses on any of the foregoing transactions.

Periodically, there have been various claims and lawsuits against the Company and Savings Bank, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

NOTE 17 – COMPREHENSIVE INCOME

The components of accumulated other comprehensive (loss) included in stockholders' equity are as follows:

	Years Ended March 31,	
	2007	2006
Net unrealized (loss) on securities available for sale	$ (1,010,002)	$ (2,424,362)
Tax effect	403,395	968,290
Net of tax amount	(606,607)	(1,456,072)
Adjustments to initially apply SFAS No. 158	(570,933)	-
Tax effect	228,031	-
Net of tax amount	(342,902)	-
Accumulated other comprehensive (loss)	$ (949,509)	$ (1,456,072)

NOTE 18 - PARENT ONLY FINANCIAL INFORMATION

The following are the condensed financial statements for Clifton Savings Bancorp, Inc. (Parent company only) as of March 31, 2007 and 2006 and for the periods then ended.

STATEMENTS OF CONDITION

	March 31,	
	2007	**2006**
ASSETS		
Cash and due from banks	$ 12,727,888	$ 15,954,672
Investment securities:		
Available for sale	-	14,851,300
Held to maturity	19,989,209	19,985,390
Loan receivable from Savings Bank	9,359,240	9,953,316
Investment in subsidiary	142,603,213	136,616,230
Interest receivable	372,084	529,591
Other assets	71,663	136,167
Total Assets	**$ 185,123,297**	**$ 198,026,666**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities	$ 525,653	$ 278,340
Stockholders' equity	184,597,644	197,748,326
Total Liabilities and Stockholders' Equity	**$ 185,123,297**	**$ 198,026,666**

NOTE 18 - PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

STATEMENTS OF INCOME

	Years Ended March 31,		
	2007	**2006**	**2005**
Interest income:			
Loans	$ 382,273	$ 405,348	$ 432,572
Securities	826,989	1,171,977	1,117,362
Other	41,149	191,184	159,926
Total Interest Income	1,250,411	1,768,509	1,709,860
Non-interest expenses	536,965	597,455	599,175
Income before Income Tax Expense and Equity in Undistributed Earnings of Subsidiary	713,446	1,171,054	1,110,685
Income tax expense	286,802	466,813	445,205
Income before Equity in Undistributed Earnings of Subsidiary	426,644	704,241	665,480
Equity in undistributed earnings of subsidiary	2,045,207	2,962,531	4,614,434
Net Income	**$ 2,471,851**	**$ 3,666,772**	**$ 5,279,914**

NOTE 18 - PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

STATEMENTS OF CASH FLOW

	Years Ended March 31,		
	2007	2006	2005
Cash Flows From Operating Activities			
Net income	$ 2,471,851	$ 3,666,772	$ 5,279,914
Adjustments to reconcile net income to net cash provided by operating activities:			
Accretion of discounts	(3,819)	(3,658)	(3,607)
Decrease (increase) in interest receivable	157,507	62,003	(557,868)
Decrease (increase) in other assets	5,114	6,454	(83,229)
Increase in other liabilities	247,312	21,821	221,020
Increase in deferred compensation obligation under Rabbi Trust	33,090	45,389	-
Equity in undistributed earnings of subsidiary	(2,045,207)	(2,962,531)	(4,614,434)
Net Cash Provided by Operating Activities	865,848	836,250	241,796
Cash Flows From Investing Activities			
Proceeds of repayment of investment securities available for sale	15,000,000	10,000,000	-
Purchase of investment securities:			
Available for sale	-	-	(25,000,000)
Held to maturity	-	-	(19,978,125)
Loan to Clifton MHC	-	-	(250,000)
Repayment of loan receivable from Savings Bank	594,076	571,226	716,428
Cash dividends paid on unallocated ESOP shares used to repay loan receivable from Savings Bank	(188,878)	(203,605)	-
Net Cash Provided by (Used in) Investing Activities	15,405,198	10,367,621	(44,511,697)
Cash Flows From Financing Activities			
Cash dividends paid	(2,384,639)	(2,492,484)	(1,769,546)
Purchase of treasury stock	(16,890,512)	(8,689,942)	-
Sale of treasury stock to Savings Bank to fund restricted stock awards	-	5,981,060	-
Exercise of stock option	24,494	-	-
Purchase of forfeited restricted stock awards	(247,173)	-	-
Net Cash (Used in) Financing Activities	(19,497,830)	(5,201,366)	(1,769,546)
Net Cash (Decrease) Increase) in Cash and Cash Equivalents	(3,226,784)	6,002,505	(46,039,447)
Cash and Cash Equivalents - Beginning	15,954,672	9,952,167	55,991,614
Cash and Cash Equivalents - Ending	$ 12,727,888	$ 15,954,672	$ 9,952,167

NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter Ended			
	June 30, 2006	**September 30, 2006**	**December 31, 2006**	**March 31, 2007**
	(In Thousands, except for per share amounts)			
Interest income	$ 9,195	$ 9,398	$ 9,513	$ 9,414
Interest expense	4,917	5,299	5,688	5,696
Net Interest Income	4,278	4,099	3,825	3,718
Provision for loan losses	50	20	10	10
Non-interest income	64	69	54	186
Non-interest expenses	3,061	3,061	2,985	3,273
Income taxes	460	401	325	165
Net Income	$ 771	$ 686	$ 559	$ 456
Net income per common share - basic and diluted	$ 0.03	$ 0.02	$ 0.02	$ 0.02
Dividends per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05
Weighted average number of common shares and common stock equivalents outstanding:				
Basic	28,663	28,374	28,200	27,902
Diluted	28,700	28,460	28,430	28,111

NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

	Quarter Ended			
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006
	(In Thousands, except for per share amounts)			
Interest income	$ 8,627	$ 8,885	$ 8,804	$ 9,036
Interest expense	3,874	4,376	4,623	4,699
Net Interest Income	4,753	4,509	4,181	4,337
Provision for loan losses	100	50	10	0
Non-interest income	78	62	60	65
Non-interest expenses	2,682	2,564	3,846	3,002
Income taxes	771	734	101	518
Net Income	$ 1,278	$ 1,223	$ 284	$ 882
Net Income per common share - basic and diluted	$ 0.04	$ 0.04	$ 0.01	$ 0.03
Dividends per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05
Weighted average number of common shares and common stock equivalents outstanding:				
Basic	29,477	29,247	28,932	28,972
Diluted	29,477	29,248	28,936	28,990

Stock Performance Graph

Clifton Savings Bancorp, Inc.


Total Return Performance
Clifton Savings Bancorp, Inc.
NASDAQ Composite
SNL Thrift Index
SNL MHC Thrift Index
Index Value
150
140
130
120
110
100
90
80
03/04/04
03/31/05
09/30/05
03/31/06
09/30/06
03/31/07

Index	Period Ending 03/04/04	03/31/05	09/30/05	03/31/06	09/30/06	03/31/07
Clifton Savings Bancorp, Inc.	100.00	92.54	85.94	90.06	95.40	102.36
NASDAQ Composite	100.00	97.28	104.70	113.85	109.89	117.84
SNL Thrift Index	100.00	97.34	99.34	109.64	115.63	115.92
SNL MHC Thrift Index	100.00	100.94	103.83	115.83	131.89	142.76



INVESTOR AND CORPORATE INFORMATION

Clifton Savings Bancorp, Inc., headquartered in Clifton, NJ, is the holding company for Clifton Savings Bank, S.L.A. A majority of the outstanding shares of Clifton Savings Bancorp's common stock is owned by Clifton MHC, the mutual holding company of Clifton Savings. Clifton Savings operates as a community-oriented financial institution, dedicated to serving the financial service needs of consumers and businesses with a variety of deposit and loan products from its 10 full-service banking offices in northeast New Jersey. Clifton Savings Bank has one wholly owned subsidiary, Botany Inc., a New Jersey corporation which serves as an investment company.

ANNUAL MEETING

The annual meeting of stockholders will be held at 9:00 am, on August 9, 2007, at the Valley Regency located at 1129 Valley Road, Clifton, NJ 07013.

STOCK LISTING

Clifton Savings Bancorp, Inc. common stock is listed on the Nasdaq Global Market under the symbol "CSBK."

PRICE RANGE OF COMMON STOCK	2007			2006		
QUARTER ENDED	HIGH	LOW	DIVIDEND DECLARED	HIGH	LOW	DIVIDEND DECLARED
June 30	$10.83	$10.26	$0.05	$11.10	$10.01	$0.05
September 30	11.35	10.58	0.05	10.82	10.18	0.05
December 31	12.23	11.20	0.05	10.45	10.06	0.05
March 31	12.33	11.15	0.05	10.69	10.06	0.05

At May 31, 2007, there were 1,608 holders of record of Clifton Savings Bancorp, Inc. common stock.

STOCKHOLDERS AND GENERAL INQUIRIES

Bart D'Ambra
Clifton Savings Bancorp, Inc.
1433 Van Houten Avenue
Clifton, NJ 07015
973.473.2200

ANNUAL AND OTHER REPORTS

A copy of the Clifton Savings Bancorp, Inc. Annual Report on Form 10-K without exhibits for the year ended March 31, 2007, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Bart D'Ambra, Clifton Savings Bancorp, Inc., 1433 Van Houten Avenue, Clifton, NJ 07015.

INDEPENDENT AUDITORS

Beard Miller Company LLP
55 U.S. Highway 46
Pine Brook, NJ 07058

CORPORATE COUNSEL

Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016



CLIFTON SAVINGS BANK, S.L.A.
1433 Van Houten Avenue
P.O. Box 2149, Clifton, NJ 07015-2149
973.473.2200

END